UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 14 August 2014

# Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X



**Harmony Gold Mining Company Limited**
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

# Q4 FY14

## Results for the fourth quarter FY14 and year ended 30 June 2014

## KEY FEATURES

### Year on year

- 3% increase in gold production to 36 453kg (1.17moz)
- 5% improvement in underground recovered grade at 4.77g/t
- 4% reduction in all-in sustaining costs for the year from R431 745/kg to R413 433/kg; an 18% reduction in US$ terms from US$1 522/oz to US$1 242/oz
- 30% reduction in total capital expenditure from R3.6bn (US$412m) to R2.5bn in FY14 (US$244m)
- Net loss of R1.27 billion was recorded in FY14 compared to a net loss of R2.35 billion in FY13
  - an impairment of R1.44 billion mainly in respect of the Phakisa decline shaft
  - employment termination and restructuring cost of R274 million in FY14
- Headline earnings amounted to 26 SA cents per share (2.5 US cents)
  - excluding Rand Refinery loss, headline earnings would be 55 SA cents per share (5.3 US cents)

### Quarter on quarter

- 7% increase in gold production to 8 935kg (287 266oz)
- All-in sustaining costs remained stable at R428 383/kg (US$ 1 267/oz)
- Headline earnings of 30 SA cents per share (2.9 US cents) for the June 2014 quarter

*All figures represent continuing operations unless stated otherwise*

## RESULTS FOR THE FOURTH QUARTER FY14 ENDED 30 JUNE 2014

| | | Quarter June 2014 | Quarter March 2014 | Q – on– Q variance % | Year ended June 2014 | Year ended June 2013* | % Variance |
|---|---|---|---|---|---|---|---|
| Gold produced | – kg | 8 935 | 8 368 | 7 | 36 453 | 35 374 | 3 |
| | – oz | 287 266 | 269 035 | 7 | 1 171 987 | 1 137 297 | 3 |
| Cash operating costs | – R/kg | 341 864 | 343 527 | 1 | 328 931 | 324 979 | (1) |
| | – US$/oz | 1 011 | 987 | (2) | 988 | 1 146 | 14 |
| Gold sold | – kg | 8 635 | 8 502 | 2 | 36 288 | 34 970 | 4 |
| | – oz | 277 621 | 273 344 | 2 | 1 166 682 | 1 124 312 | 4 |
| Underground grade | – g/t | 4.66 | 5.10 | (9) | 4.77 | 4.54 | 5 |
| All–in sustaining costs | – R/kg | 428 383 | 426 221 | (1) | 413 433 | 431 745 | 4 |
| | – US$/oz | 1 267 | 1 224 | (4) | 1 242 | 1 522 | 18 |
| Gold price received | – R/kg | 435 775 | 450 528 | (3) | 432 165 | 454 725 | (5) |
| | – US$/oz | 1 289 | 1 294 | – | 1 299 | 1 603 | (19) |
| Production profit* | – R million | 847 | 924 | (8) | 3 794 | 4 581 | (17) |
| | –US$ million | 81 | 85 | (5) | 367 | 519 | (29) |
| Basic (loss)/earnings per share*[1] | – SAc/s | (282) | 7 | > (100) | (293) | (543) | 46 |
| | – USc/s | (27) | 1 | > (100) | (28) | (62) | 55 |
| Headline earnings | – Rm | 129 | 52 | >100 | 114 | 224 | (49) |
| | – US$m | 12 | 5 | >100 | 11 | 25 | (56) |
| Headline earnings per share*[1] | – SAc/s | 30 | 12 | >100 | 26 | 52 | (50) |
| | – USc/s | 2.9 | 1.1 | >100 | 2.5 | 5.9 | (58) |

* *Comparative figures in these line items have been restated as a result of the adoption of IFRIC 20 – Stripping costs in the production phase of a surface mine*

[1] *The year ended June 2013 include discontinued operations where indicated*

| Shareholder information | |
|---|---|
| Issued ordinary share capital at 30 June 2014 | 435 825 447 |
| Issued ordinary share capital at 31 March 2014 | 435 693 819 |
| Issued ordinary share capital at 30 June 2013 | 435 289 890 |
| **Market capitalisation** | |
| At 30 June 2014 (ZARm) | 13 576 |
| At 30 June 2014 (US$m) | 1 276 |
| At 31 March 2014 (ZARm) | 14 247 |
| At 31 March 2014 (US$m) | 1 355 |
| At 30 June 2013 (ZARm) | 15 562 |
| At 30 June 2013 (US$m) | 1 568 |
| **Harmony ordinary share and ADR* prices** | |
| 12-month high (1 July 2013 – 30 June 2014) for ordinary shares | R42.47 |
| 12-month low (1 July 2013 – 30 June 2014) for ordinary shares | R24.48 |
| 12-month high (1 July 2013 – 30 June 2014) for ADRs | US$4.33 |
| 12-month low (1 July 2013 – 30 June 2014) for ADRs | US$2.36 |
| **Free float** | **100%** |
| **ADR* ratio** | **1:1** |
| **JSE Limited** | **HAR** |
| Range for quarter (1 April– 30 June 2014 closing prices) | R27.72 – R35.60 |
| Average daily volume for the quarter (1 April– 30 June 2014) | 946 701 shares |
| Range for quarter (1 January – 31 March 2014 closing prices) | R27.25 – R40.32 |
| Average daily volume for the quarter (1 January – 31 March 2014) | 1 031 429 shares |
| Range for year (1 July 2013 – 30 June 2014 closing prices) | R24.48 – R42.47 |
| Average daily volume for the year (1 July 2013 – 30 June 2014) | 1 216 789 shares |
| Range for year (1 July 2012 – 30 June 2013 closing prices) | R33.47 – R85.71 |
| Average daily volume for the year (1 July 2012 – 30 June 2013) | 1 753 866 shares |
| **New York Stock Exchange including other US trading platforms** | **HMY** |
| Range for quarter (1 April– 30 June 2014 closing prices) | US$2.61 – US$3.34 |
| Average daily volume for the quarter (1 April– 30 June 2014) | 2 020 458 |
| Range for quarter (1 January – 31 March 2014 closing prices) | US$2.52 – US$3.77 |
| Average daily volume for the quarter (1 January – 31 March 2014) | 3 102 376 |
| Range for year (1 July 2013 – 30 June 2014 closing prices) | US$2.36 – US$4.33 |
| Average daily volume for the year (1 July 2013 – 30 June 2014) | 2 923 933 |
| Range for year (1 July 2012 – 30 June 2013 closing prices) | US$2.30 – US$10.34 |
| Average daily volume for the year (1 July 2012 – 30 June 2013) | 2 484 062 |
| **Investors' calendar** | |
| Release of Harmony's Integrated Annual Report of FY14 | 23 October 2014 |
| Q1 FY15 presentation (webcast and conference calls only) | 5 November 2014 |
| Annual General Meeting | 21 November 2014 |
| Q2 FY15 live presentation from Cape Town | 9 February 2015 |
| Q3 FY15 presentation (webcast and conference calls only) | 8 May 2015 |
| Q4 FY15 live presentation from Johannesburg | 18 August 2015 |

**ADR: American Depository Receipts*

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2014 will be available on our website (www.harmony.co.za/investors) on 23 October 2014.

## CONTACT DETAILS

### *Corporate Office*

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
*Telephone:* +27 (0)11 411 2000
*Website:* **www.harmony.co.za**

### *Directors*

P T Motsepe* *Chairman*
J M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S S Lushaba*^,
C E Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

### *Investor relations team*

Email: HarmonyIR@harmony.co.za

Henrika Ninham
Investor Relations Manager
*Tel:* +27 (0)11 411 2314
*Mobile:* +27 (0)82 759 1775
*Email:* henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
*Tel:* +27 (0)11 411 2037
*Mobile:* +27 (0)82 888 1242
*Email:* marian@harmony.co.za

### *Company Secretary*

Riana Bisschoff
*Telephone:* +27 (0)11 411 6020
*Mobile:* +27 (0)83 629 4706
*E-mail:* riana.bisschoff@harmony.co.za

### *South African Share Transfer Secretaries*

Link Market Services South Africa (Proprietary) Limited
*(Registration number 2000/007239/07)*
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
*Telephone:* +27 (0)86 154 6572
*Fax:* +27 (0)86 674 4381

### *ADR Depositary*

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
*Email queries:* db@amstock.com
*Toll free:* +1-800-937-5449
*Intl:* +1-718-921-8137
*Fax:* +1-718-921-8334

### *Sponsor*

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
*Telephone:* +27 (0)11 507 0300
*Fax:* +27 (0)11 507 0503

### *Trading Symbols*

*JSE Limited:* HAR
*New York Stock Exchange, Inc:* HMY
*Berlin Stock Exchange:* HAM1

### *Registration number*

1950/038232/06
*Incorporated in the Republic of South Africa*

### *ISIN*

ZAE000015228

## Competent person's declaration

*Harmony reports in terms of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). In South Africa Harmony appoints an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In PNG, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.*

***The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:***

*Resources and Reserves South Africa: Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat., who has 19 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).*

*Resources and Reserves Papua New Guinea: Gregory Job, BSc, MSc, who has 26 years relevant experience and is a member of the Australasian Institute of Mining and Metallurgy (AusIMM).*

*Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited. These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.*

*Mineral Resource and Reserve information as at 30 June 2014 is included in this report.*

## FORWARD-LOOKING STATEMENTS

*This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.*

## CONTENTS

## Section 45 (5) (a) compliance announcement

ANNOUNCEMENT FOR COMPLIANCE REASONS ONLY: NOTICE, AS REQUIRED IN TERMS OF SECTION 45 (5) (a) OF THE COMPANIES ACT, 71 OF 2008 (THE ACT) FOR THE GRANTING OF FINANCIAL ASSISTANCE

Notice is hereby given, as required in terms of section 45 (5) (a) of the Act that the Board of directors (the Board) of the company at a meeting held on 11 August 2014, authorised the company to provide financial assistance to any 1 (one) or more related or inter-related companies or corporations of the Company and/or to any 1 (one) or more juristic persons who are members of, or are related to, any such related or inter-related company or corporation in terms of section 45 of the Act, pursuant to the authority granted to the Board by shareholders at the annual general meeting of the company, held on 5 December 2013.

The aggregate financial exposure of the Company in respect of any financial assistance in terms of this resolution shall not exceed R1 billion.

In terms of section 45 (3) (b) of the Companies Act, the Board is satisfied that:

- immediately after providing financial assistance, the Company would satisfy the solvency and liquidity test as set out in section 4 of the Act; and
- the terms under which the financial assistance is proposed to be given under the resolution are fair and reasonable to the Company.

## Message from the chief executive officer

### 1. OUR STRATEGY

We revisit our strategy throughout the year to ensure that it remains relevant and appropriate, while being responsive and adaptive to both internal and external changes. The Harmony board met early in July 2014 to revisit the company strategy.

We believe that Harmony has four key advantages:

- **We continuously regenerate ourselves in order to be efficient miners** – we keep our costs down, ensure future growth and profitability, and are willing to make difficult decisions that will serve our company in the long run. All decisions are made based on our values, with safety being our core value.
- **We are experienced explorers, mine developers and operators in emerging economies.** We have a diversified portfolio as well as a significant exploration land holding in one of the most prospective geological areas in the world (PNG). In addition, we invest time and money into building win-win relationships with our stakeholders that allow us to confidently manage our socio-political environment and earn our social license to operate.
- **We fund our own capital to ensure future growth and profitability** and invest in our assets even during lower gold price cycles, allowing us to have low debt, financial flexibility and be highly geared against the gold price.
- **Golpu is a large resource of high-grade, low cost copper and gold.** A concept study is progressing on a scalable mine, which will require less capital to start up, but has the potential for a long life that will be flexible and adaptable in multiple copper price cycles. We are also de-risking its development thanks to our project development experience, our operational base and support services in PNG and the orebody's high grade zones.

We want Harmony to be safe, highly profitable and generate the cash necessary to underpin the development of Golpu, be a sought-after investment, be robust at any gold or copper price, have a diverse risk portfolio (with exposure to South Africa, PNG, gold and copper) and to continue growing our quality ounces. Our strategy for 2015 to 2020, is to improve our margins through safely delivering on our plans and increase free cash flow through higher grades and cost control; retain a flexible balance sheet; grow our value per share of our PNG assets, complete the Golpu studies and it is our intention to build the Golpu mine. We also intend identifying acquisition opportunities of open pit mines and bulk projects outside South Africa.

Below is a graphic illustration of our pathway to delivering on our strategy – and a scorecard against which our performance can be measured in future.


A COMPETITIVE,
VALUE FOCUSED
GOLD MINING COMPANY
1 Improving our margins
Safely delivering on plans
Increase free cash flow through higher grades and cost control
Retain flexible balance sheet
2 Growing value per share of PNG assets
Complete Golpu studies
Build a mine at Golpu
3 Identifying acquisition opportunities
Open pit mines and bulk mining project opportunities outside SA will be assessed and evaluated
EXPERIENCED TEAMS WITH STRONG VALUES; COMMITTED TO DELIVER

### 2. SAFETY

Safety will continue to be Harmony's first priority. Safety workshops are ongoing and we have increased our efforts to communicate safety messages to all employees. Our messages stress the value of each life and encourage employees to stick to safety standards, to think before they act and to act on their right to withdraw from an unsafe area. High level audits are ongoing; regular underground visits by members of the executive team and management take place and there are full time safety representatives at each mine.

Although we manage our capital expenditure in a conservative manner, it is not done at the expense of safety. Safety comes before production. Our executive team is involved in a number of industry initiatives in which leading practices are applied, which have the potential to improve health and safety performance significantly. Safety is taken seriously at all levels and takes priority in everything we do.

The lost time- and fatality injury frequency rates have shown an improvement quarter on quarter and a number of operations achieved excellent safety results. It is with great sadness though that three employees lost their lives in three separate accidents during the quarter. My heartfelt condolences go to the family, friends and colleagues of:

Moji Augustinus Matela (team leader at Tshepong), Amos Twala (team leader at Bambanani) and Soba Mboyana (winch operator at Masimong).

An independent review of the Harmony safety strategy was conducted during the quarter and actions were implemented based on the recommendations.

More information on how we approach safety can be found in our safety fact sheet at http://www.harmony.co.za/investors/news-and-events/fact-sheets. Details on our safety performance for the past year and our targets for the coming financial year can be found in our integrated report, which will be published towards the end of October 2014.

### 3. INTERNATIONAL MINING INDUSTRY UNDERWRITERS' (IMIU) RISK ASSESSMENT

Our mining assets are insured for both business interruption as well as property risk. IMIU is a globally recognised market leader in insuring all types of mining, including underground exposures and is one of the lead insurers partaking in Harmony's asset insurance programme. All our mining assets are subject to an annual risk assessment by specialist engineers and IMIU's technical team assesses the merits of each and every risk that IMIU underwrites.

Harmony commenced with the annual IMIU surveys during 2003. Of significance is the continuous improvement in our operations' scores in comparison with IMIU's global average score. IMIU's 2014 global mining average is calculated based on 390 mining operations surveyed worldwide. 93% of Harmony's operations scored higher than the global average during 2014 in respect of the measures implemented to manage property and machinery risks. Overall, based on IMIU's insurability matrix, a steep improvement in our operations' overall property risk management has been evident especially over the past 3 years. This is indicative of the continued capital investment in our infrastructure to maintain safe operating conditions.

Our South African asset portfolio is subject to routine maintenance which is facilitated through an electronic system, as well as systemised continuous condition monitoring protocols. We continue to invest in security upgrades, metallurgical plant upgrades as well as the upgrade and continuous maintenance of our existing asset portfolio.

### 4. GOLD MARKET

Harmony remains bullish about gold in the long term. Following the sharp price decline during 2013, capital expenditure in the gold industry has been reduced and many projects have been stalled or delayed. This is expected to lead to a reduction in world gold production, possibly from as early as 2015. Demand from central banks, especially in the East, is increasing and the long term demand trend for gold bars and coins is rising with a notable increase in demand from the East.

In addition, total exchange traded funds' holdings have stabilised and physical demand rebounds strongly when the price declines. This confirms gold's long history as an investment tool and store of value. It remains a secure investment and while the price may fluctuate, gold will always be in demand.

The average rand gold price received decreased from R454 725/kg in financial year 2013 (FY13) to R432 165/kg in financial year 2014 (FY14). The decrease was the result of a 19% decrease in the US dollar gold price received for FY14 – from US$1 603/oz to US$1 299/oz. The decrease in the US dollar gold price was partially offset by the weakening of the rand against the US dollar in FY14 to R10.35/US$ (R8.82/US$ in FY13).

## 5. OPERATIONAL RESULTS

### Year on year

Gold production for FY14 increased by 3% to 36 453kg, compared to 35 374kg for financial year 2013, with a 4% decrease in all-in sustaining costs from R431 745/kg in FY13, to R413 433/kg in FY14.

The following operations showed marked improvements year on year:

- Kusasalethu (+1 954kg) increased its recovered grade by 7% from 3.85g/t to 4.11g/t. The previous year was severely affected by strikes and the increase in gold production in FY14 indicates the beginning of a return to normal production levels.
- Bambanani (+970kg) increased its recovered grade by 28% to 12.50g/t, while tonnes milled increased by 26% year on year, as the shaft pillar mining begins to ramp up.
- Hidden Valley (+648kg) had a significant turn around in its performance during FY14. A 15% improvement in the gold recovery grade was achieved (from 1.43g/t for FY13 to 1.65g/t in the year under review), while 9% more tonnes (at 2 001 000t) were milled during the year.
- Phakisa (+542kg) continues to build up its production, with a 13% increase in tonnes milled at 577 000t year on year. The recovered grade also improved by 9%, from 4.75g/t to 5.16g/t.
- Target 1 (+526kg) had a very good year, with a 5% improvement in recovered grade to 5.83g/t, well above its reserve grade combined with an 8% increase in tonnes milled at 771 000t.

The following operations' year on year performance was less encouraging:

- Doornkop (-1 028kg) – the accident in the March 2014 quarter and the closure of the Kimberley reef section resulted in a 2% decrease in recovered grade to 3.53g/t, while tonnes milled were also adversely affected.
- Masimong (-898kg) underperformed during the year with a 3% decrease in recovered grade and a 23% decrease in tonnes milled (from 868 000t to 670 000t).
- Joel (-893kg) suffered losses due to the shaft bottom that was flooded. Although this has been rectified, Joel's recovery grade was 19% lower year on year at 4.26g/t and in FY14, tonnes milled for FY14 also decreased by 10%.
- Dumps (-376kg) milled 13% less tonnes in FY14 and recovery grade was 18% lower at 0.31g/t (FY13:0.38g/t).
- Target 3's (-213kg) recovered grade decreased by 7% year on year (from 5.03g/to to 4.69g/t) while tonnes milled decreased by 7% to 301 000t.
- Kalgold (-170kg) recorded a lower recovery grade for FY14 at 0.79g/t and throughput increased by 5% to 1 472 000t.

Production profit for FY14 was R3.8 billion compared to R4.6 billion in FY13, mainly due to a 5% decrease in the rand gold price received and a 4% (R495 million) increase in cash operating costs for FY14.

Operational capital expenditure for FY14 decreased by 19% to R2.5 billion as planned, compared to R3.1 billion in FY13, mainly due to a decrease in capital expenditure at Hidden Valley in Papua New Guinea (PNG).

### Quarter on quarter

Gold production for the June 2014 quarter increased by 7% (567kg) from 8 368kg in the March 2014 quarter to 8 935kg in the June quarter. All-in sustaining costs remained steady at R428 383/kg.

Production profit for the quarter was R847 million compared to R924 million in the March 2014 quarter, mainly due to a lower rand gold price. The rand gold price received decreased by 3% from R450 528/kg in the March 2014 quarter to R435 775/kg in the June 2014 quarter. The decrease was as a result of the rand dollar exchange rate strengthening by 3% against the US dollar to R10.51/US$. The US dollar gold price received for the June 2014 quarter of $1 289/oz, was slightly lower than in the March quarter 2014.

Cash operating costs increased by 6% (R180 million) in the June 2014 quarter, mainly due to an increase in consumables as well as higher winter electricity tariffs for the South African operations.

Capital expenditure for the June 2014 quarter increased by 17% to R676 million, compared to R579 million in the March 2014 quarter, mainly at the South African underground operations.

## 6. OUR FY15 BUSINESS PLANS

We completed our business plans for FY15 in August 2014. Particular focus was placed on the following:

- improving operating margins
- robust and realistic operating planning
- increasing free cash flow through higher grades and cost control
- capital expenditure which ensures returns are made within a reasonable period of time.

We believe that our FY15 business plans adhere to the factors set out above. Every effort will be made to ensure that our performance exceeds market expectations.

## 7. FINANCIAL RESULTS

### Year on year

*Revenue*

The 4% increase in gold sold from 34 970kg in FY13 to 36 288kg in FY14, was more than offset by a 5% decrease in average gold price received, resulting in a decrease in revenue of R220 million year on year.

*Production costs*

The annual production cost increase was well contained from R11.3 billion in FY13 to R11.9 billion in FY14, or 5%, despite high electricity and labour cost increases.

*Other items in cost of sales*

Other items included in cost of sales for the year ended 30 June 2014 include employment termination and restructuring costs of R274 million relating mainly to the voluntary retrenchment packages offered in South Africa and the restructuring at the Hidden Valley operation.

*Loss per share*

The loss per share of 293 SA cents for the year ended 30 June 2014 reduced from the loss per share of 543 SA cents for the year ended 30 June 2013.

*Borrowings*

Total borrowings increased by R322 million to R2 860 million in the year ended 30 June 2014. This is due to a total drawdown of US$60 million (R612 million) and a foreign exchange translation loss of R155 million recorded on the US$ syndicated facility during the year. This was partially offset by the repayment of R467 million made during the year on the Nedbank revolving credit facility.

**Quarter on quarter**

*Impairment of assets*

The impairment in the June 2014 quarter consists of an impairment of R1.38 billion in respect of Phakisa (includes goodwill of R1.31 billion), R7 million on Steyn 2 and R21 million on St Helena, following the annual life-of-mine reassessment.

The impairment recorded in respect of Phakisa resulted from the combination of a number of factors, including the removal of the decline project from the business plan, new revenue and cost estimates in the business plan, and using higher discount rates as determined by market parameters.

*(Loss)/profit from associates*

The June 2014 quarter includes the provision of the loss related to the inventory discrepancy at Rand Refinery of R127 million.

*Deferred taxation*

A deferred tax credit of R337 million was recorded following the net decrease in the deferred tax rates year on year for the South African companies.

*Net (loss)/profit*

The net loss for the June 2014 quarter was R1.22 billion, compared to a net profit of R31 million in the March 2014 quarter, mainly due to the impairment of R1.41 billion recorded.

*(Loss)/profit per share*

The loss per share of 282 SA cents in the June 2014 quarter reduced from the earnings per share of 7 SA cents in the March 2014 quarter.

*Non-current assets and assets of disposal groups classified as held for sale*

The sale of the investment in Witwatersrand Consolidated Gold Resources Limited (Wits Gold) was completed during the June 2014 quarter and the consideration for the sale of R51 million was received in April 2014. The accumulated gains of R14 million were reclassified to the income statement and resulted in a profit on disposal.

## 8. GOLPU

The Golpu resource definition drilling program is now complete for FY14 and there are no new assay results to report this quarter. A conceptual study report on four, high-grade, sub-level cave start-up mine options was completed which has progressed into pre-feasibility study.

Mine options at 2.5 Mtpa and 5 Mtpa were selected for progression to pre-feasibility study level which will be completed when the gated process has been completed toward the end of the calendar year.

## 9. EMPLOYEE RELATIONS

The labour relations climate in Harmony and in the gold sector has remained relatively stable over the quarter under review.

## 10. BIO-ENERGY PROJECT

Harmony is implementing a bio-energy project involving the procreation of biocrops on mine-impacted land in the Free State to generate natural gas as a substitute for fossil fuels in the company's Harmony 1 Gold Plant elution and carbon regeneration circuits. Phase 1 of the project aims to deliver 71,000GJ of energy within 18 months with production being ramped up to generate 187,000GJ within 36 months. This project aims to turn mine-impacted land to account by creating a value-adding use for it and, in so doing, promote skills development and job creation for communities and ensure a sustainable legacy in the Free State.

As part of this process, we will convert electrical and polyfuel heating of elution water at our gold plants to biogas heating.

## 11. IN CONCLUSION

Our strategy is to focus on improving our margins, growing the value per share of our PNG assets and we intend identifying acquisition opportunities outside South Africa. We remain committed to positioning Harmony as a competitive, value focused gold mining company.

**Graham Briggs**
*Chief Executive Officer*

# Summary update of Harmony's Mineral Resources and Mineral Reserves as at 30 June 2014

Harmony's statement of Mineral Resources and Mineral Reserves as at 30 June 2014 is produced in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC).

This report only provides a summary of the update, while the detailed statement of the Mineral Resources and Mineral Reserves will be published in the Integrated Report on 23 October 2014, which will be available at www.harmony.co.za/investors. The Mineral Resources are reported inclusive of the Mineral Reserves. We use certain terms in this summary such as 'Measured', 'Indicated' and 'Inferred' Resources, which the United States' (US) Securities and Exchange Commission (SEC) guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to closely consider the disclosure in our Form 20-F which will also be available after 23 October 2014.

The Company's attributable gold equivalent Mineral Resources are declared as 133.8 million ounces (Moz) as at 30 June 2014, a 9.4% decrease year-on-year from the 147.7Moz declared on 30 June 2013. The 9.4% decrease collectively represents depletion during the year and geology related changes. The gold Resource ounces in South Africa represent 69%, while Papua New Guinea (PNG) gold and gold equivalent ounces represent 31% of Harmony's total gold equivalent Resources as at 30 June 2014.

As at 30 June 2014, Harmony's attributable gold equivalent Mineral Reserves amounted to 49.5Moz of gold, a 3.9% decrease from the 51.5Moz declared on 30 June 2013. The 3.9% decrease collectively represents depletion during the year, a change in Reserves from surface sources together with some scope changes at some of the underground operations. The gold Reserve ounces in South Africa represent 57% while the PNG gold and gold equivalent ounces represent 43% of Harmony's total Reserves as at 30 June 2014.

There are no changes in the Reserves of Wafi-Golpu (jointly held by Harmony and Newcrest Mining Limited in a 50/50 joint venture) since the pre-feasibility study was completed in 2012. Changes to the Resources are as a result of additional drilling and a more robust geological model. On a 100% basis, Golpu continues to host high grade, quality Reserves of 450Mt, containing 12.4Moz of gold and 5.4 million tonnes (Mt) of copper.

In converting the Mineral Resources to Mineral Reserves the following parameters were applied:

- for the South African assets a gold price of R425 000/kg;
- the Hidden Valley operations and Wafi-Golpu project in the Morobe Mining Joint Venture applied prices of US$1 250/oz Au, US$21/oz Ag, US$15/lb Mo and US$3.10/lb Cu. For Wafi-Golpu, gold equivalent ounces are calculated assuming a US$1400/oz Au and US$3.10/lb Cu and for Hidden Valley US$23.00/oz Ag with 100% recovery assumed for all metals.

Harmony's South African Mineral Resources were reviewed and audited by SRK Consulting Engineers and Scientists for compliance with SAMREC. The Golpu Mineral Resources were audited by AMC Consultants Pty Ltd for compliance with the standards set out in JORC Code. Other Harmony Papua New Guinea Mineral Resources and Ore Reserves have been reviewed in previous years, but these reviews were not updated for this declaration as there have been no material changes to calculation methodologies.

**Note:** Au = gold; Cu = copper; Ag = Silver, Mo = Molybdenum

**Summary of Mineral Resources and Mineral Reserves as at 30 June 2014**

| | Measured | | | Indicated | | | Inferred | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Resources | Tonnes (Mt) | g/t | Gold '000oz | Tonnes (Mt) | g/t | Gold '000oz | Tonnes (Mt) | g/t | Gold '000oz | Tonnes (Mt) | g/t | Gold '000oz |
| SA underground | 77.7 | 9.31 | 23 242 | 83.4 | 9.25 | 24 808 | 155.2 | 7.07 | 35 262 | 316.3 | 8.19 | 83 312 |
| SA surface incl Kalgold | 391.3 | 0.28 | 3 594 | 680.0 | 0.23 | 5 198 | 51.3 | 0.47 | 769 | 1 122.6 | 0.26 | 9 561 |
| **Total South Africa** | **469.0** | | **26 836** | **763.4** | | **30 006** | **206.5** | | **36 031** | **1 438.9** | | **92 873** |
| Hidden Valley* | 1.2 | 1.15 | 44 | 48.7 | 1.59 | 2 505 | 2.8 | 1.24 | 112 | 52.7 | 1.57 | 2 661 |
| Wafi-Golpu system* | | | – | 484.9 | 0.74 | 11 580 | 140.0 | 0.59 | 2 649 | 624.9 | 0.71 | 14 229 |
| **Total Papua New Guinea** | **1.2** | | **44** | **533.6** | | **14 085** | **142.8** | | **2 761** | **677.6** | | **16 890** |
| **Total gold Resources** | **470.2** | | **26 880** | **1 297.0** | | **44 091** | **349.3** | | **38 792** | **2 116.5** | | **109 763** |
| Hidden Valley – gold equivalent ounces* | | | 14 | | | 792 | | | 45 | | | 850 |
| Wafi-Golpu – gold equivalent ounces* | | | | | | 19 521 | | | 3 620 | | | 23 141 |
| **Total Gold Equivalent Resources** | **470.2** | | **26 894** | **1 297.0** | | **64 404** | **349.3** | | **42 457** | **2 116.5** | | **133 754** |

| | Proved | | | Probable | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| Reserves | Tonnes (Mt) | g/t | Gold '000oz | Tonnes (Mt) | g/t | Gold '000oz | Tonnes (Mt) | g/t | Gold '000oz |
| SA underground | 54.4 | 5.71 | 9 978 | 54.4 | 5.67 | 9 924 | 108.8 | 5.69 | 19 902 |
| SA surface incl Kalgold | 361.0 | 0.28 | 3 303 | 608.7 | 0.24 | 4 739 | 969.7 | 0.26 | 8 042 |
| **Total South Africa** | **415.4** | | **13 281** | **663.1** | | **14 663** | **1 078.5** | | **27 944** |
| Hidden Valley* | 1.1 | 1.13 | 41 | 27.0 | 1.78 | 1 547 | 28.1 | 1.76 | 1 588 |
| Wafi-Golpu system* | | | | 225.0 | 0.86 | 6 194 | 225 | 0.86 | 6 194 |
| **Total Papua New Guinea** | **1.1** | | **41** | **252.0** | | **7 741** | **253.1** | | **7 782** |
| **Total gold Reserves** | **416.5** | | **13 322** | **915.1** | | **22 404** | **1 331.6** | | **35 726** |
| Hidden Valley – gold equivalent ounces* | | | 11 | | | 456 | | | 466 |
| Wafi-Golpu – gold equivalent ounces* | | | | | | 13 265 | | | 13 265 |
| **Total Gold Equivalent Reserves** | **416.5** | | **13 333** | **915.1** | | **36 125** | **1 331.6** | | **49 457** |

**Represents Harmony's 50% portion*

## OPERATIONAL RESULTS – Quarter on quarter (Rand/Metric) (US$/Imperial)

| | | | Underground production | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Three months ended | Kusasalethu | Doornkop | Phakisa | Tshepong | Masimong | Target 1 | Bambanani Steyn 2 | Joel |
| **Ore milled** | **– t'000** | **Jun-14** | **286** | **161** | **146** | **247** | **156** | **206** | **49** | **152** |
| | | Mar-14 | 226 | 102 | 138 | 232 | 164 | 181 | 61 | 88 |
| **Gold produced** | **– kg** | **Jun-14** | **1 353** | **532** | **763** | **1 188** | **616** | **998** | **549** | **619** |
| | | Mar-14 | 929 | 434 | 752 | 1 024 | 660 | 1 173 | 806 | 345 |
| **Gold produced** | **– oz** | **Jun-14** | **43 500** | **17 104** | **24 531** | **38 195** | **19 805** | **32 086** | **17 651** | **19 901** |
| | | Mar-14 | 29 868 | 13 953 | 24 177 | 32 922 | 21 219 | 37 713 | 25 914 | 11 092 |
| **Yield** | **– g/tonne** | **Jun-14** | **4.73** | **3.30** | **5.23** | **4.81** | **3.95** | **4.84** | **11.20** | **4.07** |
| | | Mar-14 | 4.11 | 4.25 | 5.45 | 4.41 | 4.02 | 6.48 | 13.21 | 3.92 |
| **Cash operating costs** | **– R/kg** | **Jun-14** | **349 534** | **521 910** | **367 172** | **296 997** | **396 333** | **283 327** | **301 040** | **283 733** |
| | | Mar-14 | 463 848 | 582 786 | 335 239 | 325 056 | 356 248 | 219 864 | 209 318 | 450 803 |
| **Cash operating costs** | **– US$/oz** | **Jun-14** | **1 034** | **1 544** | **1 086** | **879** | **1 173** | **838** | **891** | **839** |
| | | Mar-14 | 1 332 | 1 674 | 963 | 934 | 1 023 | 632 | 601 | 1 295 |
| **Cash operating costs** | **– R/tonne** | **Jun-14** | **1 654** | **1 725** | **1 919** | **1 428** | **1 565** | **1 373** | **3 373** | **1 155** |
| | | Mar-14 | 1 907 | 2 480 | 1 827 | 1 435 | 1 434 | 1 425 | 2 766 | 1 767 |
| **Gold sold** | **– Kg** | **Jun-14** | **1 131** | **458** | **759** | **1 181** | **612** | **1 103** | **545** | **544** |
| | | Mar-14 | 1 118 | 491 | 722 | 983 | 634 | 1 035 | 774 | 390 |
| **Gold sold** | **– oz** | **Jun-14** | **36 362** | **14 725** | **24 402** | **37 970** | **19 676** | **35 462** | **17 522** | **17 490** |
| | | Mar-14 | 35 944 | 15 786 | 23 213 | 31 604 | 20 384 | 33 276 | 24 884 | 12 539 |
| **Revenue** | **(R'000)** | **Jun-14** | **493 055** | **195 768** | **332 058** | **516 839** | **268 045** | **482 003** | **238 972** | **238 095** |
| | | Mar-14 | 500 510 | 223 445 | 326 249 | 444 215 | 286 428 | 466 477 | 348 599 | 176 285 |
| **Cash operating costs** | **(R'000)** | **Jun-14** | **472 920** | **277 656** | **280 152** | **352 833** | **244 141** | **282 760** | **165 271** | **175 631** |
| | | Mar-14 | 430 915 | 252 929 | 252 100 | 332 857 | 235 124 | 257 900 | 168 710 | 155 527 |
| **Inventory movement** | **(R'000)** | **Jun-14** | **(83 364)** | **(33 881)** | **(5 436)** | **(11 891)** | **(3 134)** | **21 428** | **2 285** | **(15 350)** |
| | | Mar-14 | 64 740 | 20 837 | (11 605) | (15 785) | (9 651) | (36 805) | (11 689) | 3 609 |
| **Operating costs** | **(R'000)** | **Jun-14** | **389 556** | **243 775** | **274 716** | **340 942** | **241 007** | **304 188** | **167 556** | **160 281** |
| | | Mar-14 | 495 655 | 273 766 | 240 495 | 317 072 | 225 473 | 221 095 | 157 021 | 159 136 |
| **Production profit** | **(R'000)** | **Jun-14** | **103 499** | **(48 007)** | **57 342** | **175 897** | **27 038** | **177 815** | **71 416** | **77 814** |
| | | Mar-14 | 4 855 | (50 321) | 85 754 | 127 143 | 60 955 | 245 382 | 191 578 | 17 149 |
| **Production profit** | **(US$'000)** | **Jun-14** | **9 844** | **(4 566)** | **5 454** | **16 730** | **2 571** | **16 913** | **6 793** | **7 401** |
| | | Mar-14 | 449 | (4 647) | 7 921 | 11 742 | 5 629 | 22 662 | 17 694 | 1 584 |
| **Capital expenditure** | **(R'000)** | **Jun-14** | **142 781** | **59 675** | **96 274** | **82 806** | **46 330** | **75 609** | **39 240** | **36 572** |
| | | Mar-14 | 115 731 | 54 634 | 74 573 | 71 374 | 43 154 | 88 100 | 25 121 | 28 339 |
| **Capital expenditure** | **(US$'000)** | **Jun-14** | **13 581** | **5 676** | **9 157** | **7 876** | **4 407** | **7 192** | **3 732** | **3 479** |
| | | Mar-14 | 10 688 | 5 046 | 6 887 | 6 592 | 3 985 | 8 136 | 2 321 | 2 617 |
| **Adjusted operating costs** | **– R/kg** | **Jun-14** | **348 804** | **548 431** | **368 133** | **294 107** | **395 334** | **279 358** | **312 620** | **299 867** |
| | | Mar-14 | 447 045 | 556 494 | 340 244 | 329 294 | 357 868 | 218 341 | 229 506 | 414 909 |
| **Adjusted operating costs** | **– US$/oz** | **Jun-14** | **1 032** | **1 622** | **1 089** | **870** | **1 170** | **826** | **925** | **887** |
| | | Mar-14 | 1 284 | 1 599 | 977 | 946 | 1 028 | 627 | 659 | 1 192 |
| **All-in sustaining costs** | **– R/kg** | **Jun-14** | **489 102** | **688 392** | **491 231** | **375 224** | **485 991** | **358 028** | **362 042** | **344 922** |
| | | Mar-14 | 566 448 | 677 873 | 454 007 | 415 208 | 443 606 | 315 767 | 255 333 | 468 583 |
| **All-in sustaining costs** | **– US$/oz** | **Jun-14** | **1 447** | **2 037** | **1 453** | **1 110** | **1 438** | **1 059** | **1 071** | **1 020** |
| | | Mar-14 | 1 627 | 1 947 | 1 304 | 1 193 | 1 274 | 907 | 733 | 1 346 |

| South Africa | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Surface production | | | | | | |
| Unisel | Target 3 | Total Underground | Phoenix | Dumps | Kalgold | Total Surface | Total South Africa | Hidden Valley | Total Harmony |
| **98** | **71** | **1 572** | **1 564** | **649** | **388** | **2 601** | **4 173** | **525** | **4 698** |
| 95 | 73 | 1 360 | 1 483 | 620 | 356 | 2 459 | 3 819 | 467 | 4 286 |
| **392** | **311** | **7 321** | **192** | **225** | **268** | **685** | **8 006** | **929** | **8 935** |
| 458 | 360 | 6 941 | 201 | 155 | 255 | 611 | 7 552 | 816 | 8 368 |
| **12 603** | **9 999** | **235 375** | **6 173** | **7 234** | **8 616** | **22 023** | **257 398** | **29 868** | **287 266** |
| 14 725 | 11 574 | 223 157 | 6 462 | 4 983 | 8 198 | 19 643 | 242 800 | 26 235 | 269 035 |
| **4.00** | **4.38** | **4.66** | **0.12** | **0.35** | **0.69** | **0.26** | **1.92** | **1.77** | **1.90** |
| 4.82 | 4.93 | 5.10 | 0.14 | 0.25 | 0.72 | 0.25 | 1.98 | 1.75 | 1.95 |
| **379 821** | **447 550** | **346 871** | **352 250** | **340 707** | **372 201** | **356 264** | **347 675** | **291 793** | **341 864** |
| 322 395 | 382 311 | 341 644 | 279 746 | 441 426 | 404 459 | 372 810 | 344 166 | 337 621 | 343 527 |
| **1 124** | **1 324** | **1 026** | **1 042** | **1 008** | **1 101** | **1 054** | **1 029** | **863** | **1 011** |
| 926 | 1 098 | 981 | 804 | 1 268 | 1 162 | 1 071 | 989 | 970 | 987 |
| **1 519** | **1 960** | **1 615** | **43** | **118** | **257** | **94** | **667** | **516** | **650** |
| 1 554 | 1 885 | 1 744 | 38 | 110 | 290 | 93 | 681 | 590 | 671 |
| **390** | **344** | **7 067** | **204** | **225** | **273** | **702** | **7 769** | **866** | **8 635** |
| 440 | 317 | 6 904 | 220 | 158 | 321 | 699 | 7 603 | 899 | 8 502 |
| **12 539** | **11 060** | **227 208** | **6 559** | **7 234** | **8 777** | **22 570** | **249 778** | **27 843** | **277 621** |
| 14 146 | 10 192 | 221 968 | 7 073 | 5 080 | 10 320 | 22 473 | 244 441 | 28 903 | 273 344 |
| **170 550** | **149 999** | **3 085 384** | **89 208** | **93 668** | **119 767** | **302 643** | **3 388 027** | **374 891** | **3 762 918** |
| 198 666 | 142 729 | 3 113 603 | 97 738 | 71 013 | 142 303 | 311 054 | 3 424 657 | 405 728 | 3 830 385 |
| **148 890** | **139 188** | **2 539 442** | **67 632** | **76 659** | **99 750** | **244 041** | **2 783 483** | **271 076** | **3 054 559** |
| 147 657 | 137 632 | 2 371 351 | 56 229 | 68 421 | 103 137 | 227 787 | 2 599 138 | 275 499 | 2 874 637 |
| **(1 117)** | **10 593** | **(119 867)** | **786** | **(203)** | **3 388** | **3 971** | **(115 896)** | **(23 155)** | **(139 051)** |
| (6 375) | (19 718) | (22 442) | 5 483 | (415) | 17 747 | 22 815 | 373 | 30 997 | 31 370 |
| **147 773** | **149 781** | **2 419 575** | **68 418** | **76 456** | **103 138** | **248 012** | **2 667 587** | **247 921** | **2 915 508** |
| 141 282 | 117 914 | 2 348 909 | 61 712 | 68 006 | 120 884 | 250 602 | 2 599 511 | 306 496 | 2 906 007 |
| **22 777** | **218** | **665 809** | **20 790** | **17 212** | **16 629** | **54 631** | **720 440** | **126 970** | **847 410** |
| 57 384 | 24 815 | 764 694 | 36 026 | 3 007 | 21 419 | 60 452 | 825 146 | 99 232 | 924 378 |
| **2 167** | **20** | **63 327** | **1 977** | **1 636** | **1 582** | **5 195** | **68 522** | **12 076** | **80 598** |
| 5 300 | 2 292 | 70 626 | 3 328 | 277 | 1 978 | 5 583 | 76 209 | 9 165 | 85 374 |
| **23 209** | **28 923** | **631 419** | **683** | **3 100** | **7 026** | **10 809** | **642 228** | **33 561** | **675 789** |
| 20 524 | 27 095 | 548 645 | 696 | 2 877 | 5 478 | 9 051 | 557 696 | 21 225 | 578 921 |
| **2 208** | **2 751** | **60 059** | **65** | **295** | **668** | **1 028** | **61 087** | **3 192** | **64 279** |
| 1 895 | 2 502 | 50 669 | 64 | 266 | 506 | 836 | 51 505 | 1 960 | 53 465 |
| **385 498** | **444 310** | **347 984** | **335 444** | **339 804** | **396 904** | **360 742** | **349 039** | **288 118** | **342 933** |
| 328 059 | 378 538 | 345 144 | 280 602 | 430 417 | 381 105 | 360 620 | 346 691 | 335 115 | 345 467 |
| **1 140** | **1 314** | **1 029** | **992** | **1 005** | **1 174** | **1 067** | **1 033** | **847** | **1 015** |
| 942 | 1 087 | 991 | 806 | 1 236 | 1 095 | 1 036 | 996 | 955 | 992 |
| **459 398** | **538 569** | **442 360** | **338 792** | **363 737** | **434 223** | **383 899** | **437 028** | **350 783** | **428 383** |
| 391 820 | 476 358 | 434 202 | 283 766 | 465 069 | 411 143 | 383 242 | 429 210 | 400 943 | 426 221 |
| **1 359** | **1 593** | **1 309** | **1 002** | **1 076** | **1 285** | **1 136** | **1 293** | **1 032** | **1 267** |
| 1 126 | 1 368 | 1 247 | 815 | 1 336 | 1 181 | 1 101 | 1 233 | 1 143 | 1 224 |

## OPERATING RESULTS – Year on year (Rand/Metric) (US$/Imperial)

| | | Year ended | Underground production | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Kusasalethu | Doornkop | Phakisa | Tshepong | Masimong | Target 1 | Bambanani | Joel |
| **Ore milled** | **– t'000** | **Jun-14** | **1 143** | **737** | **577** | **947** | **670** | **771** | **206** | **548** |
| | | Jun-13 | 711 | 1 008 | 512 | 1 040 | 868 | 717 | 164 | 611 |
| **Gold produced** | **– kg** | **Jun-14** | **4 694** | **2 603** | **2 976** | **4 223** | **2 718** | **4 493** | **2 576** | **2 335** |
| | | Jun-13 | 2 740 | 3 631 | 2 434 | 4 154 | 3 616 | 3 967 | 1 606 | 3 228 |
| **Gold produced** | **– oz** | **Jun-14** | **150 916** | **83 687** | **95 680** | **135 772** | **87 385** | **144 453** | **82 821** | **75 072** |
| | | Jun-13 | 88 093 | 116 738 | 78 255 | 133 554 | 116 256 | 127 542 | 51 635 | 103 782 |
| **Yield** | **– g/tonne** | **Jun-14** | **4.11** | **3.53** | **5.16** | **4.46** | **4.06** | **5.83** | **12.50** | **4.26** |
| | | Jun-13 | 3.85 | 3.60 | 4.75 | 3.99 | 4.17 | 5.53 | 9.79 | 5.28 |
| **Cash operating costs** | **– R/kg** | **Jun-14** | **389 762** | **420 617** | **358 995** | **326 498** | **360 006** | **233 487** | **222 764** | **294 493** |
| | | Jun-13 | 553 358 | 296 714 | 405 077 | 343 895 | 272 403 | 238 840 | 292 136 | 206 737 |
| **Cash operating costs** | **– US$/oz** | **Jun-14** | **1 171** | **1 264** | **1 079** | **981** | **1 082** | **702** | **669** | **885** |
| | | Jun-13 | 1 951 | 1 046 | 1 428 | 1 212 | 960 | 842 | 1 030 | 729 |
| **Cash operating costs** | **– R/tonne** | **Jun-14** | **1 601** | **1 486** | **1 852** | **1 456** | **1 460** | **1 361** | **2 786** | **1 255** |
| | | Jun-13 | 2 132 | 1 069 | 1 926 | 1 374 | 1 135 | 1 321 | 2 861 | 1 092 |
| **Gold sold** | **– Kg** | **Jun-14** | **4 531** | **2 633** | **2 963** | **4 204** | **2 708** | **4 508** | **2 567** | **2 308** |
| | | Jun-13 | 2 698 | 3 550 | 2 423 | 4 135 | 3 598 | 3 925 | 1 591 | 3 192 |
| **Gold sold** | **– oz** | **Jun-14** | **145 673** | **84 653** | **95 263** | **135 161** | **87 064** | **144 936** | **82 530** | **74 204** |
| | | Jun-13 | 86 742 | 114 135 | 77 902 | 132 944 | 115 679 | 126 191 | 51 152 | 102 625 |
| **Revenue** | **(R'000)** | **Jun-14** | **1 959 013** | **1 126 208** | **1 283 570** | **1 822 120** | **1 170 982** | **1 947 595** | **1 110 756** | **994 583** |
| | | Jun-13 | 1 212 834 | 1 615 027 | 1 102 618 | 1 886 777 | 1 639 903 | 1 794 310 | 717 434 | 1 451 977 |
| **Cash operating costs** | **(R'000)** | **Jun-14** | **1 829 543** | **1 094 866** | **1 068 368** | **1 378 800** | **978 495** | **1 049 059** | **573 839** | **687 640** |
| | | Jun-13 | 1 516 201 | 1 077 368 | 985 957 | 1 428 541 | 985 011 | 947 479 | 469 171 | 667 347 |
| **Inventory movement** | **(R'000)** | **Jun-14** | **(76 931)** | **3 240** | **(7 240)** | **(13 782)** | **4 109** | **1 709** | **59** | **(19 618)** |
| | | Jun-13 | (32 663) | (35 084) | (3 626) | (1 514) | (10 316) | (10 387) | (13 307) | (13 356) |
| **Operating costs** | **(R'000)** | **Jun-14** | **1 752 612** | **1 098 106** | **1 061 128** | **1 365 018** | **982 604** | **1 050 768** | **573 898** | **668 022** |
| | | Jun-13 | 1 483 538 | 1 042 284 | 982 331 | 1 427 027 | 974 695 | 937 092 | 455 864 | 653 991 |
| **Production profit** | **(R'000)** | **Jun-14** | **206 401** | **28 102** | **222 442** | **457 102** | **188 378** | **896 827** | **536 858** | **326 561** |
| | | Jun-13 | (270 704) | 572 743 | 120 287 | 459 750 | 665 208 | 857 218 | 261 570 | 797 986 |
| **Production profit** | **(US$'000)** | **Jun-14** | **19 940** | **2 715** | **21 490** | **44 160** | **18 200** | **86 642** | **51 865** | **31 549** |
| | | Jun-13 | (30 685) | 64 922 | 13 635 | 52 113 | 75 402 | 97 167 | 29 649 | 90 453 |
| **Capital expenditure** | **(R'000)** | **Jun-14** | **508 869** | **237 922** | **360 120** | **300 518** | **167 874** | **289 408** | **124 967** | **144 903** |
| | | Jun-13 | 419 566 | 285 427 | 337 462 | 310 494 | 170 610 | 331 010 | 115 390 | 159 682 |
| **Capital expenditure** | **(US$'000)** | **Jun-14** | **49 162** | **22 986** | **34 791** | **29 033** | **16 218** | **27 960** | **12 073** | **13 999** |
| | | Jun-13 | 47 559 | 32 354 | 38 252 | 35 195 | 19 339 | 37 521 | 13 080 | 18 100 |
| **Adjusted operating costs** | **– R/kg** | **Jun-14** | **395 061** | **429 415** | **365 692** | **331 640** | **371 056** | **237 627** | **234 117** | **296 210** |
| | | Jun-13 | 571 058 | 301 531 | 415 213 | 354 213 | 281 455 | 245 026 | 297 064 | 213 772 |
| **Adjusted operating costs** | **– US$/oz** | **Jun-14** | **1 187** | **1 290** | **1 099** | **997** | **1 115** | **714** | **703** | **890** |
| | | Jun-13 | 2 013 | 1 063 | 1 464 | 1 249 | 992 | 864 | 1 047 | 754 |
| **All-in sustaining costs** | **– R/kg** | **Jun-14** | **522 347** | **523 839** | **486 710** | **415 061** | **450 210** | **312 436** | **263 867** | **338 957** |
| | | Jun-13 | 742 033 | 380 935 | 549 340 | 441 108 | 346 557 | 338 405 | 325 497 | 252 342 |
| **All-in sustaining costs** | **– US$/oz** | **Jun-14** | **1 570** | **1 574** | **1 463** | **1 247** | **1 353** | **939** | **793** | **1 019** |
| | | Jun-13 | 2 616 | 1 343 | 1 937 | 1 555 | 1 222 | 1 193 | 1 148 | 890 |

| South Africa | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Surface production | | | | | | | |
| Unisel | Target 3 | Steyn 2 | Total Underground | Phoenix | Dumps | Kalgold | Total Surface | Other | Total South Africa | Hidden Valley | Total Harmony |
| **408** | **301** | **33** | **6 341** | **6 073** | **2 897** | **1 472** | **10 442** | **–** | **16 783** | **2 001** | **18 784** |
| 446 | 323 | 47 | 6 447 | 5 358 | 3 326 | 1 398 | 10 082 | – | 16 529 | 1 844 | 18 373 |
| **1 838** | **1 413** | **392** | **30 261** | **835** | **903** | **1 162** | **2 900** | **–** | **33 161** | **3 292** | **36 453** |
| 1 813 | 1 626 | 477 | 29 292 | 827 | 1 279 | 1 332 | 3 438 | – | 32 730 | 2 644 | 35 374 |
| **59 093** | **45 429** | **12 603** | **972 911** | **26 846** | **29 032** | **37 358** | **93 236** | **–** | **1 066 147** | **105 840** | **1 171 987** |
| 58 289 | 52 277 | 15 335 | 941 756 | 26 588 | 41 121 | 42 825 | 110 534 | – | 1 052 290 | 85 007 | 1 137 297 |
| **4.50** | **4.69** | **11.88** | **4.77** | **0.14** | **0.31** | **0.79** | **0.28** | **–** | **1.98** | **1.65** | **1.94** |
| 4.07 | 5.03 | 10.15 | 4.54 | 0.15 | 0.38 | 0.95 | 0.34 | – | 1.98 | 1.43 | 1.93 |
| **326 466** | **394 522** | **263 893** | **327 866** | **294 408** | **363 568** | **351 670** | **338 887** | **–** | **328 830** | **329 943** | **328 931** |
| 315 136 | 316 547 | 286 067 | 317 478 | 279 615 | 337 428 | 288 147 | 304 428 | – | 316 108 | 434 796 | 324 979 |
| **981** | **1 185** | **793** | **985** | **885** | **1 092** | **1 057** | **1 018** | **–** | **988** | **991** | **988** |
| 1 111 | 1 116 | 1 009 | 1 119 | 986 | 1 190 | 1 016 | 1 073 | – | 1 114 | 1 533 | 1 146 |
| **1 471** | **1 852** | **3 135** | **1 565** | **40** | **113** | **278** | **94** | **–** | **650** | **543** | **638** |
| 1 281 | 1 594 | 2 903 | 1 442 | 43 | 130 | 275 | 104 | – | 626 | 623 | 626 |
| **1 834** | **1 409** | **393** | **30 058** | **825** | **895** | **1 203** | **2 923** | **–** | **32 981** | **3 307** | **36 288** |
| 1 804 | 1 613 | 473 | 29 002 | 805 | 1 278 | 1 263 | 3 346 | – | 32 348 | 2 622 | 34 970 |
| **58 964** | **45 301** | **12 635** | **966 384** | **26 524** | **28 775** | **38 677** | **93 976** | **–** | **1 060 360** | **106 322** | **1 166 682** |
| 58 000 | 51 859 | 15 207 | 932 436 | 25 882 | 41 088 | 40 607 | 107 577 | – | 1 040 013 | 84 299 | 1 124 312 |
| **792 420** | **608 508** | **167 938** | **12 983 693** | **357 467** | **385 899** | **521 812** | **1 265 178** | **–** | **14 248 871** | **1 433 545** | **15 682 416** |
| 824 716 | 737 285 | 215 105 | 13 197 986 | 365 212 | 578 805 | 570 694 | 1 514 711 | – | 14 712 697 | 1 189 031 | 15 901 728 |
| **600 044** | **557 459** | **103 446** | **9 921 559** | **245 831** | **328 302** | **408 640** | **982 773** | **–** | **10 904 332** | **1 086 173** | **11 990 505** |
| 571 341 | 514 705 | 136 454 | 9 299 575 | 231 242 | 431 570 | 383 812 | 1 046 624 | – | 10 346 199 | 1 149 601 | 11 495 800 |
| **(280)** | **(622)** | **3 268** | **(106 088)** | **(5 116)** | **(4 492)** | **10 019** | **411** | **–** | **(105 677)** | **3 520** | **(102 157)** |
| (4 018) | (6 242) | (1 552) | (132 065) | (6 306) | (4 707) | (27 909) | (38 922) | – | (170 987) | (4 079) | (175 066) |
| **599 764** | **556 837** | **106 714** | **9 815 471** | **240 715** | **323 810** | **418 659** | **983 184** | **–** | **10 798 655** | **1 089 693** | **11 888 348** |
| 567 323 | 508 463 | 134 902 | 9 167 510 | 224 936 | 426 863 | 355 903 | 1 007 702 | – | 10 175 212 | 1 145 522 | 11 320 734 |
| **192 656** | **51 671** | **61 224** | **3 168 222** | **116 752** | **62 089** | **103 153** | **281 994** | **–** | **3 450 216** | **343 852** | **3 794 068** |
| 257 393 | 228 822 | 80 203 | 4 030 476 | 140 276 | 151 942 | 214 791 | 507 009 | – | 4 537 485 | 43 509 | 4 580 994 |
| **18 613** | **4 992** | **5 914** | **306 080** | **11 279** | **5 999** | **9 965** | **27 243** | **–** | **333 323** | **33 220** | **366 543** |
| 29 176 | 25 938 | 9 092 | 456 862 | 15 900 | 17 224 | 24 347 | 57 471 | – | 514 333 | 4 932 | 519 265 |
| **85 613** | **128 197** | **1 739** | **2 350 130** | **2 310** | **8 569** | **33 134** | **44 013** | **–** | **2 394 143** | **122 346** | **2 516 489** |
| 77 930 | 145 073 | 3 830 | 2 356 474 | 156 064 | 14 744 | 52 470 | 223 278 | 26 544 | 2 606 296 | 505 888 | 3 112 184 |
| **8 271** | **12 385** | **168** | **227 046** | **223** | **828** | **3 201** | **4 252** | **–** | **231 298** | **11 820** | **243 118** |
| 8 833 | 16 444 | 434 | 267 111 | 17 690 | 1 671 | 5 948 | 25 309 | 3 009 | 295 429 | 57 343 | 352 772 |
| **334 795** | **402 113** | **251 681** | **333 975** | **291 815** | **361 798** | **356 360** | **339 808** | **–** | **334 502** | **329 224** | **334 021** |
| 329 332 | 320 093 | 293 125 | 326 196 | 280 227 | 339 889 | 282 737 | 303 962 | – | 323 931 | 445 555 | 333 048 |
| **1 006** | **1 208** | **756** | **1 004** | **877** | **1 087** | **1 071** | **1 021** | **–** | **1 005** | **985** | **1 004** |
| 1 161 | 1 129 | 1 033 | 1 150 | 988 | 1 198 | 997 | 1 072 | – | 1 142 | 1 560 | 1 174 |
| **397 993** | **503 810** | **272 956** | **418 105** | **294 615** | **383 701** | **397 889** | **364 396** | **–** | **413 270** | **415 068** | **413 433** |
| 388 617 | 419 004 | 321 340 | 411 584 | 284 911 | 365 401 | 329 652 | 332 542 | – | 403 856 | 775 866 | 431 745 |
| **1 196** | **1 514** | **820** | **1 256** | **885** | **1 153** | **1 196** | **1 095** | **–** | **1 242** | **1 244** | **1 242** |
| 1 370 | 1 477 | 1 133 | 1 451 | 1 005 | 1 288 | 1 162 | 1 172 | – | 1 424 | 2 711 | 1 522 |

## CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

| Figures in million | Note | Quarter ended 30 June 2014 (Unaudited) | Quarter ended 31 March 2014 (Unaudited) | Quarter ended 30 June 2013 (Unaudited) (Restated)* | Year ended 30 June 2014 (Reviewed) | Year ended 30 June 2013 (Audited) (Restated)* |
|---|---|---|---|---|---|---|
| Continuing operations | | | | | | |
| Revenue | | 3 763 | 3 830 | 3 483 | 15 682 | 15 902 |
| Cost of sales | 3 | (4 941) | (3 595) | (6 171) | (16 088) | (16 448) |
| Production costs | | (2 916) | (2 906) | (2 812) | (11 888) | (11 321) |
| Amortisation and depreciation | | (526) | (475) | (531) | (2 143) | (2 001) |
| Impairment of assets | | (1 410) | (29) | (2 733) | (1 439) | (2 733) |
| Other items | | (89) | (185) | (95) | (618) | (393) |
| **Gross (loss)/profit** | | **(1 178)** | **235** | **(2 688)** | **(406)** | **(546)** |
| Corporate, administration and other expenditure | | (112) | (109) | (127) | (431) | (465) |
| Social investment expenditure | | (21) | (8) | (57) | (88) | (127) |
| Exploration expenditure | | (114) | (90) | (219) | (458) | (673) |
| Profit on sale of property, plant and equipment | 5 | 30 | – | – | 30 | 139 |
| Other expenses (net) | 8 | (47) | (22) | (169) | (208) | (350) |
| **Operating (loss)/profit** | | **(1 442)** | **6** | **(3 260)** | **(1 561)** | **(2 022)** |
| (Loss)/profit from associates | 6 | (125) | 10 | – | (108) | – |
| Profit on disposal/(impairment) of investments | 7 | 14 | – | – | 7 | (88) |
| Net gain/(loss) on financial instruments | | 32 | 25 | (8) | 170 | 173 |
| Investment income | | 61 | 64 | 67 | 220 | 185 |
| Finance cost | | (101) | (59) | (57) | (277) | (256) |
| **(Loss)/profit before taxation** | | **(1 561)** | **46** | **(3 258)** | **(1 549)** | **(2 008)** |
| Taxation | | 338 | (15) | (239) | 279 | (655) |
| Normal taxation | | 1 | 24 | 78 | (24) | (271) |
| Deferred taxation | | 337 | (39) | (317) | 303 | (384) |
| **Net (loss)/profit from continuing operations** | | **(1 223)** | **31** | **(3 497)** | **(1 270)** | **(2 663)** |
| Discontinued operations | | | | | | |
| Profit from discontinued operations | | – | – | – | – | 314 |
| **Net (loss)/profit for the period** | | **(1 223)** | **31** | **(3 497)** | **(1 270)** | **(2 349)** |
| *Attributable to:* | | | | | | |
| Owners of the parent | | (1 223) | 31 | (3 497) | (1 270) | (2 349) |
| **(Loss)/earnings per ordinary share (cents)** | 4 | | | | | |
| (Loss)/earnings from continuing operations | | (282) | 7 | (808) | (293) | (616) |
| Earnings from discontinued operations | | – | – | – | – | 73 |
| **Total (loss)/earnings** | | **(282)** | **7** | **(808)** | **(293)** | **(543)** |
| **Diluted (loss)/earnings per ordinary share (cents)** | 4 | | | | | |
| (Loss)/earnings from continuing operations | | (282) | 7 | (808) | (293) | (616) |
| Earnings from discontinued operations | | – | – | – | – | 73 |
| **Total diluted (loss)/earnings** | | **(282)** | **7** | **(808)** | **(293)** | **(543)** |

* *The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

## CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

| Figures in million | Quarter ended 30 June 2014 (Unaudited) | Quarter ended 31 March 2014 (Unaudited) | Quarter ended 30 June 2013 (Unaudited) (Restated)* | Year ended 30 June 2014 (Reviewed) | Year ended 30 June 2013 (Audited) (Restated)* |
|---|---|---|---|---|---|
| Net (loss)/profit for the period | (1 223) | 31 | (3 497) | (1 270) | (2 349) |
| Other comprehensive income/(loss) for the period, net of income tax | 624 | (416) | 25 | (140) | 737 |
| Items that may be reclassified subsequently to profit or loss: | 655 | (416) | 25 | (109) | 737 |
| Foreign exchange translation | 668 | (421) | 26 | (108) | 742 |
| Movements on investments | (13) | 5 | (1) | (1) | (5) |
| Items that will not be reclassified to profit or loss: | (31) | – | – | (31) | – |
| Actuarial loss recognised during the year | (38) | – | – | (38) | – |
| Deferred taxation thereon | 7 | – | – | 7 | – |
| **Total comprehensive (loss)/income for the period** | **(599)** | **(385)** | **(3 472)** | **(1 410)** | **(1 612)** |
| *Attributable to:* | | | | | |
| Owners of the parent | (599) | (385) | (3 472) | (1 410) | (1 612) |

** The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

## CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)

for the year ended 30 June 2014

| Figures in million | Note | Share capital | Other reserves | (Accumulated loss)/retained earnings | Total |
|---|---|---|---|---|---|
| Balance – 30 June 2013 as previously reported * | | 28 325 | 3 464 | 522 | 32 311 |
| Restatement for IFRIC 20 | 2 | – | (22) | (74) | (96) |
| Restated balance – 30 June 2013 | | 28 325 | 3 442 | 448 | 32 215 |
| Share-based payments | | – | 237 | – | 237 |
| Net loss for the period | | – | – | (1 270) | (1 270) |
| Other comprehensive loss for the period | | – | (140) | – | (140) |
| **Balance – 30 June 2014 (Reviewed)** | | **28 325** | **3 539** | **(822)** | **31 042** |
| Balance – 30 June 2012 as previously reported* | | 28 331 | 2 444 | 3 307 | 34 082 |
| Restatement for IFRIC 20 | 2 | – | (15) | (94) | (109) |
| Restated balance – 30 June 2012 | | 28 331 | 2 429 | 3 213 | 33 973 |
| Issue of shares | | 1 | – | – | 1 |
| Share-based payments | | (7) | 274 | – | 267 |
| Net loss for the period | | – | – | (2 349) | (2 349) |
| Other comprehensive income for the period | | – | 737 | – | 737 |
| Option premium on BEE transaction | | – | 2 | – | 2 |
| Share of retained earnings on acquisition of associate | | – | – | 19 | 19 |
| Dividends paid[1] | | – | – | (435) | (435) |
| **Balance – 30 June 2013** | | **28 325** | **3 442** | **448** | **32 215** |

**The audited June 2013 and 2012 annual results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

*[1] Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013*

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated provisional financial statements (condensed consolidated financial statements) have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry, supervised by the financial director, Mr Frank Abbott. They have been approved by the board of Harmony Gold Mining Company Limited on 11 August 2014. The condensed consolidated financial statements for the 12 months ended 30 June 2014 were reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 15).

## CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

| Figures in million | Note | At 30 June 2014 (Reviewed) | At 31 March 2014 (Unaudited) | At 30 June 2013 (Audited) (Restated)* |
|---|---|---|---|---|
| ASSETS | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | 5 | 33 069 | 32 400 | 32 732 |
| Intangible assets | 5 | 886 | 2 194 | 2 191 |
| Restricted cash | | 42 | 40 | 37 |
| Restricted investments | | 2 299 | 2 225 | 2 054 |
| Deferred tax assets | | 81 | 84 | 104 |
| Investments in associates | 6 | – | 125 | 109 |
| Investments in financial assets | | 4 | 4 | 49 |
| Inventories | | 50 | 57 | 57 |
| **Total non-current assets** | | **36 431** | **37 129** | **37 333** |
| **Current assets** | | | | |
| Inventories | | 1 534 | 1 306 | 1 417 |
| Trade and other receivables | | 951 | 900 | 1 162 |
| Income and mining taxes | | 110 | 141 | 132 |
| Restricted cash | | 15 | 15 | – |
| Cash and cash equivalents | | 1 829 | 2 008 | 2 089 |
| | | 4 439 | 4 370 | 4 800 |
| Non-current assets and assets of disposal groups classified as held for sale | 7 | – | 51 | – |
| **Total current assets** | | **4 439** | **4 421** | **4 800** |
| **Total assets** | | **40 870** | **41 550** | **42 133** |
| EQUITY AND LIABILITIES | | | | |
| **Share capital and reserves** | | | | |
| Share capital | | 28 325 | 28 325 | 28 325 |
| Other reserves | | 3 539 | 2 907 | 3 442 |
| (Accumulated loss)/retained earnings | | (822) | 401 | 448 |
| **Total equity** | | **31 042** | **31 633** | **32 215** |
| **Non-current liabilities** | | | | |
| Deferred tax liabilities | | 2 680 | 3 029 | 3 021 |
| Provision for environmental rehabilitation | | 2 098 | 2 020 | 1 997 |
| Retirement benefit obligation | | 247 | 205 | 194 |
| Other non-current liabilities | | 95 | 67 | 55 |
| Borrowings | 8 | 2 860 | 2 843 | 2 252 |
| **Total non-current liabilities** | | **7 980** | **8 164** | **7 519** |
| **Current liabilities** | | | | |
| Borrowings | 8 | – | – | 286 |
| Income and mining taxes | | – | 3 | 4 |
| Trade and other payables | | 1 848 | 1 750 | 2 109 |
| **Total current liabilities** | | **1 848** | **1 753** | **2 399** |
| **Total equity and liabilities** | | **40 870** | **41 550** | **42 133** |

** The audited June 2013 annual results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

## CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

| Figures in million | Quarter ended 30 June 2014 (Unaudited) | Quarter ended 31 March 2014 (Unaudited) | Quarter ended 30 June 2013 (Unaudited) | Year ended 30 June 2014 (Reviewed) | Year ended 30 June 2013 (Audited) |
|---|---|---|---|---|---|
| **Cash flow from operating activities** | | | | | |
| Cash generated by operations | 431 | 755 | 221 | 2 124 | 3 154 |
| Interest and dividends received | 40 | 34 | 48 | 132 | 138 |
| Interest paid | (32) | (39) | (40) | (121) | (125) |
| Income and mining taxes refunded/(paid) | 31 | – | (129) | 3 | (312) |
| **Cash generated by operating activities** | **470** | **750** | **100** | **2 138** | **2 855** |
| **Cash flow from investing activities** | | | | | |
| Increase in restricted cash | (3) | (3) | – | (6) | – |
| Increase in restricted investments | (17) | – | – | (17) | – |
| Proceeds on disposal of investments | 51 | – | – | 51 | – |
| Proceeds on disposal of investment in subsidiary | – | – | – | – | 1 264 |
| Purchase of investments | – | – | (14) | – | (86) |
| Other investing activities | – | – | (1) | (10) | (4) |
| Net additions to property, plant and equipment[1] | (687) | (599) | (938) | (2 528) | (3 652) |
| **Cash utilised by investing activities** | **(656)** | **(602)** | **(953)** | **(2 510)** | **(2 478)** |
| **Cash flow from financing activities** | | | | | |
| Borrowings raised | – | – | – | 612 | 678 |
| Borrowings repaid | – | (462) | (156) | (468) | (333) |
| Ordinary shares issued – net of expenses | – | – | 1 | – | 1 |
| Option premium on BEE transaction | – | – | 2 | – | 2 |
| Dividends paid | – | – | – | – | (435) |
| **Cash (utilised)/generated by financing activities** | **–** | **(462)** | **(153)** | **144** | **(87)** |
| **Foreign currency translation adjustments** | **7** | **(1)** | **(4)** | **(32)** | **26** |
| Net (decrease)/increase in cash and cash equivalents | (179) | (315) | (1 010) | (260) | 316 |
| Cash and cash equivalents – beginning of period | 2 008 | 2 323 | 3 099 | 2 089 | 1 773 |
| **Cash and cash equivalents – end of period** | **1 829** | **2 008** | **2 089** | **1 829** | **2 089** |

[1] *The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of R537 million and the June 2013 quarter R133 million.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2014 (Rand)

## 1. Accounting policies

*Basis of accounting*

The condensed consolidated financial statements for the year ended 30 June 2014 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2013, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2013.

| | |
|---|---|
| IFRS 7 | Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities |
| IFRS 10 | Consolidated Financial Statements |
| IFRS 11 | Joint Arrangements |
| IFRS 12 | Disclosure of Interests in Other Entities |
| IFRS 13 | Fair Value Measurement |
| IFRSs | Annual Improvements 2009 – 2011 |
| IAS 19 | Employee Benefits (Revised 2011) |
| IAS 27 | Separate Financial Statements (Revised 2011) |
| IAS 28 | Investments in Associates and Joint Ventures (Revised 2011) |
| IFRIC 20 | Stripping Costs in the Production Phase of a Surface Mine |

New standards and amendments which have an impact on the condensed consolidated financial statements of the group are described below:

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in other comprehensive income (OCI). Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The impact for the group was immaterial for the prior years.

IFRS 11 requires joint operations to be accounted at the group's interest in the assets, liabilities, revenue and expenses of the joint operation. The group only has a joint arrangement in PNG, through its 50% interest in mining and exploration assets located in Morobe province. These operations are classified as joint operations under IFRS 11. The joint operations were previously accounted for by proportional consolidation. Going forward, the group will account for its interest in assets, liabilities, revenue and expenses of these unincorporated joint operations.

IFRIC 20 clarifies the requirements for accounting for costs of stripping activity in the production phase of surface mining. Stripping assets that cannot be attributed to an identifiable component of the orebody will be written off to retained earnings on adoption of IFRIC 20. Refer to note 2 for further details.

## 2. Change in accounting policies

*IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine*

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20) which became effective on 1 January 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. Harmony has applied IFRIC 20 on a prospective basis from 1 July 2011 in compliance with the transitional requirements of IFRIC 20.

Harmony previously accounted for stripping costs incurred during the production phase to remove waste material by deferring these costs, which were then charged to production costs on the basis of the average life-of-mine stripping ratio.

A stripping activity asset shall be recognised if all of the following are met:

(i) it is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the entity;

(ii) the entity can identify the component of the orebody for which access has been improved; and

(iii) the cost relating to the stripping activity associated with that component can be measure reliably.

The stripping asset shall be depreciated over the expected useful life of the identified component of the orebody based on the units of production method.

Where there were no identifiable components of the orebody to which the predecessor asset relates, the asset was written off to retained earnings at the beginning of the earliest period presented. An amount of R54 million was written off to opening retained earnings on 1 July 2011.

The comparative periods presented have been restated. The restatement had no effect on the condensed consolidated cash flow statements.

The results for the years ended 30 June 2013 and 2012 and the financial position at these dates have been audited but the restatement of the results and balances affected by IFRIC 20 have not been audited.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the year ended 30 June 2014 (Rand)

**Reconciliation of the effect of the change in accounting standard:**

**Condensed consolidated income statements**

| Figures in million | Quarter ended 30 June 2013 (Unaudited) | Year ended 30 June 2013 (Audited) |
|---|---|---|
| **Cost of sales** | | |
| **Production costs** | | |
| As previously reported | (2 844) | (11 400) |
| IFRIC 20 adjustment | 32 | 79 |
| Restated | (2 812) | (11 321) |
| **Amortisation and depreciation** | | |
| As previously reported | (501) | (1 942) |
| IFRIC 20 adjustment | (30) | (59) |
| Restated | (531) | (2 001) |
| **Increase/decrease in net profit/loss for the period*** | **2** | **20** |

* *There is no material taxation effect on these items.*

**Condensed consolidated statements of comprehensive income**

| Figures in million | Quarter ended 30 June 2013 (Unaudited) | Year ended 30 June 2013 (Audited) |
|---|---|---|
| **Increase/decrease in net profit/loss for the period*** | **2** | **20** |
| ***Other comprehensive income for the period net of income tax*** | | |
| **Foreign exchange translation** | | |
| As previously reported | 26 | 749 |
| IFRIC 20 adjustment | – | (7) |
| Restated | 26 | 742 |
| **Increase/decrease in total comprehensive income/loss for the period** | **2** | **13** |

* *There is no material taxation effect on these items.*

**Condensed consolidated balance sheets**

| Figures in million | At 30 June 2013 (Audited) | At 30 June 2012 (Audited) |
|---|---|---|
| **Non-current assets** | | |
| **Property, plant and equipment** | | |
| As previously reported | 32 820 | 32 853 |
| IFRIC 20 adjustment | (88) | (93) |
| Restated | 32 732 | 32 760 |
| **Current assets** | | |
| **Inventories** | | |
| As previously reported | 1 425 | 996 |
| IFRIC 20 adjustment | (8) | (16) |
| Restated | 1 417 | 980 |
| **Share capital and reserves** | | |
| **Other reserves** | | |
| As previously reported | 3 464 | 2 444 |
| IFRIC 20 adjustment[1] | (22) | (15) |
| Restated | 3 442 | 2 429 |
| **Retained earnings** | | |
| As previously reported | 522 | 3 307 |
| IFRIC 20 adjustment | (74) | (94) |
| Restated | 448 | 3 213 |
| **Decrease in total equity** | **(96)** | **(109)** |

[1] *Translation effect of the IFRIC 20 adjustments on foreign operations.*

## NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the year ended 30 June 2014 (Rand)

**Loss and headline (loss)/earnings per share**

| | Quarter ended 30 June 2013 (Unaudited) | Year ended 30 June 2013 (Audited) |
|---|---|---|
| **Total basic and diluted loss per share (cents)** | | |
| As previously reported | (809) | (548) |
| IFRIC 20 adjustment | 1 | 5 |
| Restated | (808) | (543) |
| **Total headline (loss)/earnings** | | |
| Figures in million | | |
| As previously reported | (804) | 204 |
| IFRIC 20 adjustment | 2 | 20 |
| Restated | (802) | 224 |
| **Total headline and diluted headline (loss)/earnings per share (cents)** | | |
| As previously reported | (186) | 47 |
| IFRIC 20 adjustment | 1 | 5 |
| Restated | (185) | 52 |

### 3. Cost of sales

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| Figures in million | 30 June 2014 (Unaudited) | 31 March 2014 (Unaudited) | 30 June 2013 (Unaudited) (Restated)* | 30 June 2014 (Reviewed) | 30 June 2013 (Audited) (Restated)* |
| Production costs – excluding royalty | 2 891 | 2 881 | 2 767 | 11 761 | 11 104 |
| Royalty expense | 25 | 25 | 45 | 127 | 217 |
| Amortisation and depreciation | 526 | 475 | 531 | 2 143 | 2 001 |
| Impairment of assets[1] | 1 410 | 29 | 2 733 | 1 439 | 2 733 |
| Rehabilitation (credit)/expenditure[2] | (9) | 17 | (40) | 8 | (24) |
| Care and maintenance cost of restructured shafts | 13 | 16 | 16 | 66 | 68 |
| Employment termination and restructuring costs[3] | 40 | 90 | 39 | 274 | 46 |
| Share-based payments | 44 | 62 | 45 | 270 | 266 |
| Other | 1 | – | 35 | – | 37 |
| **Total cost of sales** | **4 941** | **3 595** | **6 171** | **16 088** | **16 448** |

* *The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

1 *The impairment in the June 2014 quarter consists of an impairment of R1.38 billion on Phakisa, R7 million on Steyn 2 (March 2014: R29 million) and R21 million on St Helena. The June 2013 impairment consists of an impairment of R2.7 billion on Hidden Valley, R31 million on St Helena and R27 million on Steyn 2. Refer to note 5 for further details.*

2 *Included in the total for the June 2014 quarter is a credit of R21 million relating to the change in estimate following the annual reassessment.*

3 *Included are amounts relating to the restructuring at Hidden Valley and the voluntary retrenchment packages offered in South Africa.*

## NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the year ended 30 June 2014 (Rand)

### 4. Earnings/(loss) per share

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| | 30 June 2014 (Unaudited) | 31 March 2014 (Unaudited) | 30 June 2013 (Unaudited) (Restated)* | 30 June 2014 (Reviewed) | 30 June 2013 (Audited) (Restated)* |
| Weighted average number of shares (million) | 433.9 | 433.3 | 432.6 | 433.2 | 431.9 |
| Weighted average number of diluted shares (million) | 435.2 | 434.6 | 433.1 | 434.7 | 432.7 |
| **Total (loss)/earnings per share (cents):** | | | | | |
| Basic (loss)/earnings | (282) | 7 | (808) | (293) | (543) |
| Diluted (loss)/earnings | (282) | 7 | (808) | (293) | (543) |
| Headline earnings/(loss) | 30 | 12 | (185) | 26 | 52 |
| – from continuing operations | 30 | 12 | (185) | 26 | 3 |
| – from discontinued operations | – | – | – | – | 49 |
| Diluted headline earnings/(loss) | 30 | 12 | (185) | 26 | 52 |
| – from continuing operations | 30 | 12 | (185) | 26 | 3 |
| – from discontinued operations | – | – | – | – | 49 |
| Figures in million | | | | | |
| **Reconciliation of headline earnings/(loss):** | | | | | |
| Continuing operations | | | | | |
| Net (loss)/profit | (1 223) | 31 | (3 497) | (1 270) | (2 663) |
| *Adjusted for:* | | | | | |
| (Profit on disposal)/impairment of investments[1] | (14) | – | – | (7) | 88 |
| Impairment of assets | 1 410 | 29 | 2 733 | 1 439 | 2 733 |
| Taxation effect on impairment of assets | (20) | (8) | (38) | (24) | (38) |
| Profit on sale of property, plant and equipment | (30) | – | – | (30) | (139) |
| Taxation effect of profit on sale of property, plant and equipment | 6 | – | – | 6 | 31 |
| **Headline earnings/(loss)** | **129** | **52** | **(802)** | **114** | **12** |
| Discontinued operations | | | | | |
| Net profit | – | – | – | – | 314 |
| *Adjusted for:* | | | | | |
| Profit on sale of investment in subsidiary[1] | – | – | – | – | (102) |
| **Headline earnings** | **–** | **–** | **–** | **–** | **212** |
| **Total headline earnings/(loss)** | **129** | **52** | **(802)** | **114** | **224** |

[1] *There is no taxation effect on these items.*

* *The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

## NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the year ended 30 June 2014 (Rand)

**5. Property, plant and equipment and intangible assets**

(a) Impairment

One of the most significant assumptions that influence the life-of-mine plans and therefore impairment is the expected gold price. During this year's planning and testing, we used a long term gold price of US$1 300 per ounce and exchange rates of R10.17/US$, A$0.92/US$ and PGK0.404/US$. Post-tax real discount rates ranging between 7.03% and 11.56% (2013: 6.21% and 10.20%), depending on the asset, were used to determine the recoverable amounts (generally fair value less costs to sell).

During the 2014 year, an impairment of R1.38 billion was recognised on Phakisa, following a change in the life-of-mine plan during the annual planning process, combined with the factors discussed above. The change resulted after the completion of a feasibility study on the proposed decline shaft, which showed a large amount of capital required, leading to negative cash flows in the short and medium term. Management therefore decided not to proceed with the sinking of the decline shaft. The impairment comprises of R1.31 billion goodwill and R0.07 billion other assets. The recoverable amount of Phakisa is R4.26 billion.

Impairments on Steyn 2 (R36 million) and St Helena (R21 million) were recognised following the decision not to mine these operations in future. The operations were impaired to the recoverable amount of Rnil.

A 10% decrease in the gold price used in the models as well as a 10% decrease in the silver price for Hidden Valley would have resulted in an additional impairment at Kalgold of R23 million, Phakisa R1.0 billion, Target 1 of R 704 million and Hidden Valley of R1.5 billion.

(b) Profit on sale of property, plant and equipment

During May 2014, the ground swap between Joel mine and Sibanye's Beatrix mine was completed, resulting in a non-cash profit being recognised for the difference between carrying value of the Joel portion and the fair value of the Beatrix portion.

**6. Investment in associate**

Harmony holds a 10.38% share in Rand Refinery Proprietary Limited (Rand Refinery) as at 30 June 2014 and has equity accounted for its share of the profits based on Rand Refinery's most recent available unaudited management accounts.

Rand Refinery implemented a new Enterprise Resource Planning (ERP) system on 1 April 2013 to conduct its financial and management accounting. Since the implementation of the ERP software, the customisation of the software has been problematic with the result that Rand Refinery has not been able to reconcile certain accounts at 30 September 2013 and therefore has not been able to finalise its annual financial statements for the year. Rand Refinery's management team is currently resolving the problems encountered with the ERP software and is in the process of investigating the transactions processed from 1 April 2013 on the ERP system to determine if any adjustments to their current financial records are required. Thus far a discrepancy has been noted between the actual inventory and the accounting records of approximately 87 000 ounces of gold. Due to the uncertainty surrounding the matter, Harmony has provided for its full share of the loss. Therefore, Harmony has recognised a R127 million loss in the June 2014 quarter to account for its share of this discrepancy.

As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery's shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion, which can only be drawn down when there is confirmation that an actual loss has been incurred. The facility, if drawn down, is convertible to equity after a period of two years. Harmony's maximum commitment in terms of this facility will be R140 million. Interest on the facility will be JIBAR plus a margin of 3.5%. The agreements relating to the facility were signed on 23 July 2014.

**7. Non-current assets and assets of disposal groups classified as held for sale**

During the December 2013 quarter, a cash offer for Witwatersrand Consolidated Gold Resources Limited's (Wits Gold) entire share capital was made to all Wits Gold shareholders by Sibanye Gold Limited. Harmony has accepted the offer. Following this, the balance which represented Harmony's fair value stake in Wits Gold was classified as a non-current asset held for sale (formerly classified as Investment in financial assets) under IFRS 5. On 14 April 2014, a total consideration of R51 million was received. The accumulated gains recognised in equity were reclassified to the income statement, resulting in a profit on disposal.

**8. Borrowings**

Two draw downs of US$30 million each were made from the US$300 million syndicated revolving credit facility during the September 2013 quarter. There were no draw downs subsequently and the drawn level remains at US$270 million. The weakening of the Rand against the US$ resulted in a foreign exchange translation loss of R155 million being recorded for the year, increasing the borrowings balance and Other expenses (net). The facility is repayable by September 2015.

Harmony refinanced its Nedbank revolving credit facility and entered into a new agreement for R1.3 billion revolving credit facility during the December 2013 quarter. At the same time management also agreed an amended set of covenants with the lender group, to give the group more long-term financial flexibility. The interest rate is equivalent to JIBAR + 350 basis points. The outstanding amount at 28 March 2014 of R467 million was repaid. The facility is available until December 2016.

# NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the year ended 30 June 2014 (Rand)

## 9. Financial risk management activities

*Fair value determination*

The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

| Figures in million | At 30 June 2014 (Reviewed) | At 31 March 2014 (Unaudited) | At 30 June 2013 (Audited) |
|---|---|---|---|
| **Available-for-sale financial assets**[1] * | | | |
| Level 1 | – | 51 | 44 |
| Level 2 | – | – | – |
| Level 3 | 4 | 4 | 5 |
| **Fair value through profit or loss**[2] * | | | |
| Level 1 | – | – | – |
| Level 2 | 798 | 768 | 1 041 |
| Level 3 | – | – | – |

*[1] Level 1 fair values are directly derived from actively traded shares on the JSE.*

*Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis to ensure that significant prolonged decline in the value of the investments has not occurred. At the end of the 2013 financial year, the investment in Rand Refinery was reclassified as an investment in associate on obtaining significant influence.*

*[2] The majority of the level 2 fair values are directly derived from the Shareholders Weighted Top 40 index (SWIX 40) on the JSE, and are discounted at market interest rate.*

** Includes non-current assets or disposal groups held for sale where applicable.*

## 10. Commitments and contingencies

| Figures in million | At 30 June 2014 (Reviewed) | At 31 March 2014 (Unaudited) | At 30 June 2013 (Audited) |
|---|---|---|---|
| **Capital expenditure commitments:** | | | |
| Contracts for capital expenditure | 157 | 245 | 416 |
| Authorised by the directors but not contracted for | 519 | 491 | 1 545 |
| | **676** | **736** | **1 961** |

This expenditure will be financed from existing resources and, where appropriate, borrowings.

**Contingent liabilities**

For a detailed disclosure on contingent liabilities refer to Harmony's integrated annual report for the financial year ended 30 June 2013, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2013 except as discussed below.

(a) US class action

Following the dismissal of the appeal by the plaintiff in the United States Supreme Court, the case has been concluded. The matter will be settled once the administrative processes have been completed.

## 11. Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2013 quarter, Frank Abbott, financial director, purchased 65 600 shares in the company.

## 12. Subsequent events

(a) During July 2014, Harmony extended an irrevocable, subordinated loan facility to Rand Refinery. The facility, if drawn down, is convertible to equity after a period of two years. Harmony's maximum commitment in terms of this facility is R140 million. Refer to note 6 for further details.

## 13. Segment report

The segment report follows on page 23.

## NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

for the year ended 30 June 2014 (Rand)

### 14. Reconciliation of segment information to condensed consolidated income statements and balance sheets

| Figures in million | Year ended 30 June 2014 (Reviewed) | Year ended 30 June 2013 (Audited) (Restated)* |
|---|---|---|
| The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report: | | |
| **Reconciliation of production profit to gross loss** | | |
| Total segment revenue | **15 682** | 16 776 |
| Total segment production costs | **(11 888)** | (11 854) |
| Production profit per segment report | **3 794** | 4 922 |
| Discontinued operations | **–** | (341) |
| Production profit from continuing operations | **3 794** | 4 581 |
| Depreciation | **(2 143)** | (2 001) |
| Impairment | **(1 439)** | (2 733) |
| Other cost of sales items | **(618)** | (393) |
| **Gross loss as per income statements[1]** | **(406)** | **(546)** |

*[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

| Figures in million | At 30 June 2014 (Reviewed) | At 30 June 2013 (Audited) (Restated)* |
|---|---|---|
| **Reconciliation of total segment mining assets to consolidated property, plant and equipment** | | |
| Property, plant and equipment not allocated to a segment | | |
| Mining assets | **787** | 836 |
| Undeveloped property | **5 139** | 5 139 |
| Other non-mining assets | **117** | 286 |
| Wafi-Golpu assets | **1 092** | 1 148 |
| | **7 135** | **7 409** |

** The year ended June 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*

### 15. Review report

These condensed consolidated financial statements for the year ended 30 June 2014 on pages 12 to 23 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review report is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

## Segment report (Rand/Metric)
for the year ended 30 June 2014

| | Revenue 30 June 2014 R million | Revenue 30 June 2013 R million | Production cost* 30 June 2014 R million | Production cost* 30 June 2013 R million | Production profit/(loss)* 30 June 2014 R million | Production profit/(loss)* 30 June 2013 R million | Mining assets* 30 June 2014 R million | Mining assets* 30 June 2013 R million | Capital expenditure# 30 June 2014 R million | Capital expenditure# 30 June 2013 R million | Kilograms produced@ 30 June 2014 kg | Kilograms produced@ 30 June 2013 kg | Tonnes milled@ 30 June 2014 t'000 | Tonnes milled@ 30 June 2013 t'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Continuing operations | | | | | | | | | | | | | | |
| **South Africa** | | | | | | | | | | | | | | |
| **Underground** | | | | | | | | | | | | | | |
| Kusasalethu | 1 959 | 1 213 | 1 753 | 1 484 | 206 | (271) | 3 616 | 3 435 | 509 | 420 | 4 694 | 2 740 | 1 143 | 711 |
| Doornkop | 1 126 | 1 615 | 1 098 | 1 042 | 28 | 573 | 3 386 | 3 378 | 238 | 285 | 2 603 | 3 631 | 737 | 1 008 |
| Phakisa | 1 284 | 1 103 | 1 061 | 982 | 223 | 121 | 4 590 | 4 547 | 360 | 337 | 2 976 | 2 434 | 577 | 512 |
| Tshepong | 1 822 | 1 887 | 1 365 | 1 427 | 457 | 460 | 3 941 | 3 877 | 301 | 310 | 4 223 | 4 154 | 947 | 1 040 |
| Masimong | 1 171 | 1 640 | 983 | 975 | 188 | 665 | 1 060 | 989 | 168 | 171 | 2 718 | 3 616 | 670 | 868 |
| Target 1 | 1 948 | 1 794 | 1 051 | 937 | 897 | 857 | 2 770 | 2 704 | 289 | 331 | 4 493 | 3 967 | 771 | 717 |
| Bambanani (a) | 1 279 | 932 | 681 | 591 | 598 | 341 | 841 | 882 | 127 | 119 | 2 968 | 2 083 | 239 | 211 |
| Joel | 995 | 1 452 | 668 | 654 | 327 | 798 | 450 | 290 | 145 | 160 | 2 335 | 3 228 | 548 | 611 |
| Unisel | 792 | 825 | 600 | 567 | 192 | 258 | 663 | 656 | 85 | 78 | 1 838 | 1 813 | 408 | 446 |
| Target 3 | 609 | 737 | 557 | 508 | 52 | 229 | 542 | 457 | 128 | 145 | 1 413 | 1 626 | 301 | 323 |
| **Surface** | | | | | | | | | | | | | | |
| All other surface operations | 1 263 | 1 515 | 981 | 1 008 | 282 | 507 | 473 | 250 | 44 | 250 | 2 900 | 3 438 | 10 442 | 10 082 |
| **Total South Africa** | **14 248** | **14 713** | **10 798** | **10 175** | **3 450** | **4 538** | **22 332** | **21 465** | **2 394** | **2 606** | **33 161** | **32 730** | **16 783** | **16 529** |
| **International** | | | | | | | | | | | | | | |
| Hidden Valley | 1 434 | 1 189 | 1 090 | 1 146 | 344 | 43 | 3 602 | 3 858 | 122 | 506 | 3 292 | 2 644 | 2 001 | 1 844 |
| **Total international** | **1 434** | **1 189** | **1 090** | **1 146** | **344** | **43** | **3 602** | **3 858** | **122** | **506** | **3 292** | **2 644** | **2 001** | **1 844** |
| **Total continuing operations** | **15 682** | **15 902** | **11 888** | **11 321** | **3 794** | **4 581** | **25 934** | **25 323** | **2 516** | **3 112** | **36 453** | **35 374** | **18 784** | **18 373** |
| Discontinued operations | | | | | | | | | | | | | | |
| Evander | – | 874 | – | 533 | – | 341 | – | – | – | 140 | – | 1 955 | – | 390 |
| **Total discontinued operations** | **–** | **874** | **–** | **533** | **–** | **341** | **–** | **–** | **–** | **140** | **–** | **1 955** | **–** | **390** |
| **Total operations** | **15 682** | **16 776** | **11 888** | **11 854** | **3 794** | **4 922** | **25 934** | **25 323** | **2 516** | **3 252** | **36 453** | **37 329** | **18 784** | **18 763** |
| Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 14) | – | (874) | – | (533) | | | 7 135 | 7 409 | | | | | | |
| | **15 682** | **15 902** | **11 888** | **11 321** | | | **33 069** | **32 732** | | | | | | |

* *The June 2013 results have been restated due to a change in accounting policy. Refer to note 2 for details. The restatements to the comparative information have not been audited.*
\# *Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R12 million (2013: R537 million).*
(a) *Includes Steyn 2.*
@ *Production statistics are unaudited.*

The segment report for the year ended 30 June 2013 has been audited. The segment report for the year ended 30 June 2014 has been reviewed.

## OPERATIONAL RESULTS – Quarter on quarter (US$/Imperial)

| | | Three months ended | Underground production | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Kusasalethu | Doornkop | Phakisa | Tshepong | Masimong | Target 1 | Bambanani Steyn 2 | Joel |
| Ore milled | – t'000 | Jun-14 | **315** | **178** | **161** | **272** | **172** | **227** | **54** | **168** |
| | | Mar-14 | 249 | 112 | 152 | 256 | 181 | 200 | 67 | 97 |
| Gold produced | – oz | Jun-14 | **43 500** | **17 104** | **24 531** | **38 195** | **19 805** | **32 086** | **17 651** | **19 901** |
| | | Mar-14 | 29 868 | 13 953 | 24 177 | 32 922 | 21 219 | 37 713 | 25 914 | 11 092 |
| Yield | – oz/tonne | Jun-14 | **0.138** | **0.096** | **0.152** | **0.140** | **0.115** | **0.141** | **0.327** | **0.118** |
| | | Mar-14 | 0.120 | 0.125 | 0.159 | 0.129 | 0.117 | 0.189 | 0.387 | 0.114 |
| Cash operating costs | – US$/oz | Jun-14 | **1 034** | **1 544** | **1 086** | **879** | **1 173** | **838** | **891** | **839** |
| | | Mar-14 | 1 332 | 1 674 | 963 | 934 | 1 023 | 632 | 601 | 1 295 |
| Cash operating costs | – US$/tonne | Jun-14 | **143** | **148** | **166** | **123** | **135** | **118** | **291** | **99** |
| | | Mar-14 | 160 | 209 | 153 | 120 | 120 | 119 | 233 | 148 |
| Gold sold | – oz | Jun-14 | **36 362** | **14 725** | **24 402** | **37 970** | **19 676** | **35 462** | **17 522** | **17 490** |
| | | Mar-14 | 35 944 | 15 786 | 23 213 | 31 604 | 20 384 | 33 276 | 24 884 | 12 539 |
| Revenue | (US$'000) | Jun-14 | **46 897** | **18 620** | **31 584** | **49 159** | **25 495** | **45 846** | **22 730** | **22 646** |
| | | Mar-14 | 46 225 | 20 636 | 30 131 | 41 025 | 26 453 | 43 081 | 32 195 | 16 281 |
| Cash operating costs | (US$'000) | Jun-14 | **44 982** | **26 409** | **26 647** | **33 560** | **23 222** | **26 895** | **15 720** | **16 705** |
| | | Mar-14 | 39 797 | 23 359 | 23 282 | 30 741 | 21 715 | 23 818 | 15 581 | 14 364 |
| Inventory movement | (US$'000) | Jun-14 | **(7 929)** | **(3 223)** | **(517)** | **(1 131)** | **(298)** | **2 038** | **217** | **(1 460)** |
| | | Mar-14 | 5 979 | 1 924 | (1 072) | (1 458) | (891) | (3 399) | (1 080) | 333 |
| Operating costs | (US$'000) | Jun-14 | **37 053** | **23 186** | **26 130** | **32 429** | **22 924** | **28 933** | **15 937** | **15 245** |
| | | Mar-14 | 45 776 | 25 283 | 22 210 | 29 283 | 20 824 | 20 419 | 14 501 | 14 697 |
| Production profit | (US$'000) | Jun-14 | **9 844** | **(4 566)** | **5 454** | **16 730** | **2 571** | **16 913** | **6 793** | **7 401** |
| | | Mar-14 | 449 | (4 647) | 7 921 | 11 742 | 5 629 | 22 662 | 17 694 | 1 584 |
| Capital expenditure | (US$'000) | Jun-14 | **13 581** | **5 676** | **9 157** | **7 876** | **4 407** | **7 192** | **3 732** | **3 479** |
| | | Mar-14 | 10 688 | 5 046 | 6 887 | 6 592 | 3 985 | 8 136 | 2 321 | 2 617 |
| Adjusted operating costs | – US$/oz | Jun-14 | **1 032** | **1 622** | **1 089** | **870** | **1 170** | **826** | **925** | **887** |
| | | Mar-14 | 1 284 | 1 599 | 977 | 946 | 1 028 | 627 | 659 | 1 192 |
| All-in sustaining costs | – US$/oz | Jun-14 | **1 447** | **2 037** | **1 453** | **1 110** | **1 438** | **1 059** | **1 071** | **1 020** |
| | | Mar-14 | 1 627 | 1 947 | 1 304 | 1 193 | 1 274 | 907 | 733 | 1 346 |

| South Africa | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Surface production | | | | | | |
| Unisel | Target 3 | Total Underground | Phoenix | Dumps | Kalgold | Total Surface | Total South Africa | Hidden Valley | Total Harmony |
| **108** | **78** | **1 733** | **1 725** | **716** | **428** | **2 869** | **4 602** | **579** | **5 181** |
| 105 | 80 | 1 499 | 1 635 | 684 | 393 | 2 712 | 4 211 | 515 | 4 726 |
| **12 603** | **9 999** | **235 375** | **6 173** | **7 234** | **8 616** | **22 023** | **257 398** | **29 868** | **287 266** |
| 14 725 | 11 574 | 223 157 | 6 462 | 4 983 | 8 198 | 19 643 | 242 800 | 26 235 | 269 035 |
| **0.117** | **0.128** | **0.136** | **0.004** | **0.010** | **0.020** | **0.008** | **0.056** | **0.052** | **0.055** |
| 0.140 | 0.145 | 0.149 | 0.004 | 0.007 | 0.021 | 0.007 | 0.058 | 0.051 | 0.057 |
| **1 124** | **1 324** | **1 026** | **1 042** | **1 008** | **1 101** | **1 054** | **1 029** | **863** | **1 011** |
| 926 | 1 098 | 981 | 804 | 1 268 | 1 162 | 1 071 | 989 | 970 | 987 |
| **131** | **170** | **139** | **4** | **10** | **22** | **8** | **58** | **45** | **56** |
| 130 | 159 | 146 | 3 | 9 | 24 | 8 | 57 | 49 | 56 |
| **12 539** | **11 060** | **227 208** | **6 559** | **7 234** | **8 777** | **22 570** | **249 778** | **27 843** | **277 621** |
| 14 146 | 10 192 | 221 968 | 7 073 | 5 080 | 10 320 | 22 473 | 244 441 | 28 903 | 273 344 |
| **16 222** | **14 267** | **293 466** | **8 485** | **8 909** | **11 392** | **28 786** | **322 252** | **35 658** | **357 910** |
| 18 348 | 13 182 | 287 557 | 9 027 | 6 558 | 13 142 | 28 727 | 316 284 | 37 471 | 353 755 |
| **14 161** | **13 239** | **241 540** | **6 433** | **7 292** | **9 488** | **23 213** | **264 753** | **25 784** | **290 537** |
| 13 637 | 12 711 | 219 005 | 5 193 | 6 319 | 9 525 | 21 037 | 240 042 | 25 443 | 265 485 |
| **(106)** | **1 008** | **(11 401)** | **75** | **(19)** | **322** | **378** | **(11 023)** | **(2 202)** | **(13 225)** |
| (589) | (1 821) | (2 074) | 506 | (38) | 1 639 | 2 107 | 33 | 2 863 | 2 896 |
| **14 055** | **14 247** | **230 139** | **6 508** | **7 273** | **9 810** | **23 591** | **253 730** | **23 582** | **277 312** |
| 13 048 | 10 890 | 216 931 | 5 699 | 6 281 | 11 164 | 23 144 | 240 075 | 28 306 | 268 381 |
| **2 167** | **20** | **63 327** | **1 977** | **1 636** | **1 582** | **5 195** | **68 522** | **12 076** | **80 598** |
| 5 300 | 2 292 | 70 626 | 3 328 | 277 | 1 978 | 5 583 | 76 209 | 9 165 | 85 374 |
| **2 208** | **2 751** | **60 059** | **65** | **295** | **668** | **1 028** | **61 087** | **3 192** | **64 279** |
| 1 895 | 2 502 | 50 669 | 64 | 266 | 506 | 836 | 51 505 | 1 960 | 53 465 |
| **1 140** | **1 314** | **1 029** | **992** | **1 005** | **1 174** | **1 067** | **1 033** | **847** | **1 015** |
| 942 | 1 087 | 991 | 806 | 1 236 | 1 095 | 1 036 | 996 | 955 | 992 |
| **1 359** | **1 593** | **1 309** | **1 002** | **1 076** | **1 285** | **1 136** | **1 293** | **1 032** | **1 267** |
| 1 126 | 1 368 | 1 247 | 815 | 1 336 | 1 181 | 1 101 | 1 233 | 1 143 | 1 224 |

## OPERATING RESULTS – Year on year (US$/Imperial)

| | | Year ended | Underground production | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Kusasalethu | Doornkop | Phakisa | Tshepong | Masimong | Target 1 | Bambanani | Joel |
| **Ore milled** | **– t'000** | **Jun-14** | **1 260** | **812** | **636** | **1 044** | **739** | **851** | **227** | **604** |
| | | Jun-13 | 784 | 1 112 | 565 | 1 147 | 958 | 790 | 180 | 674 |
| **Gold produced** | **– oz** | **Jun-14** | **150 916** | **83 687** | **95 680** | **135 772** | **87 385** | **144 453** | **82 821** | **75 072** |
| | | Jun-13 | 88 093 | 116 738 | 78 255 | 133 554 | 116 256 | 127 542 | 51 635 | 103 782 |
| **Yield** | **– oz/tonne** | **Jun-14** | **0.120** | **0.103** | **0.150** | **0.130** | **0.118** | **0.170** | **0.365** | **0.124** |
| | | Jun-13 | 0.112 | 0.105 | 0.139 | 0.116 | 0.121 | 0.161 | 0.287 | 0.154 |
| **Cash operating costs** | **– US$/oz** | **Jun-14** | **1 171** | **1 264** | **1 079** | **981** | **1 082** | **702** | **669** | **885** |
| | | Jun-13 | 1 951 | 1 046 | 1 428 | 1 212 | 960 | 842 | 1 030 | 729 |
| **Cash operating costs** | **– US$/tonne** | **Jun-14** | **140** | **130** | **162** | **128** | **128** | **119** | **244** | **110** |
| | | Jun-13 | 219 | 110 | 198 | 141 | 117 | 136 | 295 | 112 |
| **Gold sold** | **– oz** | **Jun-14** | **145 673** | **84 653** | **95 263** | **135 161** | **87 064** | **144 936** | **82 530** | **74 204** |
| | | Jun-13 | 86 742 | 114 135 | 77 902 | 132 944 | 115 679 | 126 191 | 51 152 | 102 625 |
| **Revenue** | **(US$'000)** | **Jun-14** | **189 260** | **108 803** | **124 006** | **176 035** | **113 129** | **188 157** | **107 310** | **96 087** |
| | | Jun-13 | 137 477 | 183 066 | 124 984 | 213 869 | 185 886 | 203 388 | 81 322 | 164 584 |
| **Cash operating costs** | **(US$'000)** | **Jun-14** | **176 752** | **105 775** | **103 215** | **133 206** | **94 532** | **101 350** | **55 439** | **66 433** |
| | | Jun-13 | 171 864 | 122 121 | 111 760 | 161 928 | 111 653 | 107 398 | 53 181 | 75 645 |
| **Inventory movement** | **(US$'000)** | **Jun-14** | **(7 432)** | **313** | **(699)** | **(1 331)** | **397** | **165** | **6** | **(1 895)** |
| | | Jun-13 | (3 702) | (3 977) | (411) | (172) | (1 169) | (1 177) | (1 508) | (1 514) |
| **Operating costs** | **(US$'000)** | **Jun-14** | **169 320** | **106 088** | **102 516** | **131 875** | **94 929** | **101 515** | **55 445** | **64 538** |
| | | Jun-13 | 168 162 | 118 144 | 111 349 | 161 756 | 110 484 | 106 221 | 51 673 | 74 131 |
| **Production profit** | **(US$'000)** | **Jun-14** | **19 940** | **2 715** | **21 490** | **44 160** | **18 200** | **86 642** | **51 865** | **31 549** |
| | | Jun-13 | (30 685) | 64 922 | 13 635 | 52 113 | 75 402 | 97 167 | 29 649 | 90 453 |
| **Capital expenditure** | **(US$'000)** | **Jun-14** | **49 162** | **22 986** | **34 791** | **29 033** | **16 218** | **27 960** | **12 073** | **13 999** |
| | | Jun-13 | 47 559 | 32 354 | 38 252 | 35 195 | 19 339 | 37 521 | 13 080 | 18 100 |
| **Adjusted operating costs** | **– $/oz** | **Jun-14** | **1 187** | **1 290** | **1 099** | **997** | **1 115** | **714** | **703** | **890** |
| | | Jun-13 | 2 013 | 1 063 | 1 464 | 1 249 | 992 | 864 | 1 047 | 754 |
| **All-in sustaining costs** | **– $/oz** | **Jun-14** | **1 570** | **1 574** | **1 463** | **1 247** | **1 353** | **939** | **793** | **1 019** |
| | | Jun-13 | 2 616 | 1 343 | 1 937 | 1 555 | 1 222 | 1 193 | 1 148 | 890 |

| South Africa | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Surface production | | | | | | | |
| Unisel | Target 3 | Steyn 2 | Total Underground | Phoenix | Dumps | Kalgold | Total Surface | Other | Total South Africa | Hidden Valley | Total Harmony |
| **450** | **331** | **36** | **6 990** | **6 697** | **3 196** | **1 623** | **11 516** | **–** | **18 506** | **2 207** | **20 713** |
| 492 | 355 | 51 | 7 108 | 5 908 | 3 668 | 1 542 | 11 118 | – | 18 226 | 2 033 | 20 259 |
| **59 093** | **45 429** | **12 603** | **972 911** | **26 846** | **29 032** | **37 358** | **93 236** | **–** | **1 066 147** | **105 840** | **1 171 987** |
| 58 289 | 52 277 | 15 335 | 941 756 | 26 588 | 41 121 | 42 825 | 110 534 | – | 1 052 290 | 85 007 | 1 137 297 |
| **0.131** | **0.137** | **0.350** | **0.139** | **0.004** | **0.009** | **0.023** | **0.008** | **–** | **0.058** | **0.048** | **0.057** |
| 0.118 | 0.147 | 0.301 | 0.132 | 0.005 | 0.011 | 0.028 | 0.010 | – | 0.058 | 0.042 | 0.056 |
| **981** | **1 185** | **793** | **985** | **885** | **1 092** | **1 057** | **1 018** | **–** | **988** | **991** | **988** |
| 1 111 | 1 116 | 1 009 | 1 119 | 986 | 1 190 | 1 016 | 1 073 | – | 1 114 | 1 533 | 1 146 |
| **129** | **163** | **278** | **137** | **4** | **10** | **24** | **8** | **–** | **57** | **48** | **56** |
| 132 | 164 | 303 | 148 | 4 | 13 | 28 | 11 | – | 64 | 64 | 64 |
| **58 964** | **45 301** | **12 635** | **966 384** | **26 524** | **28 775** | **38 677** | **93 976** | **–** | **1 060 360** | **106 322** | **1 166 682** |
| 58 000 | 51 859 | 15 207 | 932 436 | 25 882 | 41 088 | 40 607 | 107 577 | – | 1 040 013 | 84 299 | 1 124 312 |
| **76 556** | **58 788** | **16 224** | **1 254 355** | **34 535** | **37 282** | **50 412** | **122 229** | **–** | **1 376 584** | **138 495** | **1 515 079** |
| 93 483 | 83 573 | 24 383 | 1 496 015 | 41 397 | 65 609 | 64 689 | 171 695 | – | 1 667 710 | 134 779 | 1 802 489 |
| **57 970** | **53 856** | **9 994** | **958 522** | **23 750** | **31 717** | **39 479** | **94 946** | **–** | **1 053 468** | **104 935** | **1 158 403** |
| 64 762 | 58 343 | 15 467 | 1 054 122 | 26 212 | 48 919 | 43 506 | 118 637 | – | 1 172 759 | 130 309 | 1 303 068 |
| **(27)** | **(60)** | **316** | **(10 247)** | **(494)** | **(434)** | **968** | **40** | **–** | **(10 207)** | **340** | **(9 867)** |
| (455) | (708) | (176) | (14 969) | (715) | (534) | (3 164) | (4 413) | – | (19 382) | (462) | (19 844) |
| **57 943** | **53 796** | **10 310** | **948 275** | **23 256** | **31 283** | **40 447** | **94 986** | **–** | **1 043 261** | **105 275** | **1 148 536** |
| 64 307 | 57 635 | 15 291 | 1 039 153 | 25 497 | 48 385 | 40 342 | 114 224 | – | 1 153 377 | 129 847 | 1 283 224 |
| **18 613** | **4 992** | **5 914** | **306 080** | **11 279** | **5 999** | **9 965** | **27 243** | **–** | **333 323** | **33 220** | **366 543** |
| 29 176 | 25 938 | 9 092 | 456 862 | 15 900 | 17 224 | 24 347 | 57 471 | – | 514 333 | 4 932 | 519 265 |
| **8 271** | **12 385** | **168** | **227 046** | **223** | **828** | **3 201** | **4 252** | **–** | **231 298** | **11 820** | **243 118** |
| 8 833 | 16 444 | 434 | 267 111 | 17 690 | 1 671 | 5 948 | 25 309 | 3 009 | 295 429 | 57 343 | 352 772 |
| **1 006** | **1 208** | **756** | **1 004** | **877** | **1 087** | **1 071** | **1 021** | **–** | **1 005** | **985** | **1 004** |
| 1 161 | 1 129 | 1 033 | 1 150 | 988 | 1 198 | 997 | 1 072 | – | 1 142 | 1 560 | 1 174 |
| **1 196** | **1 514** | **820** | **1 256** | **885** | **1 153** | **1 196** | **1 095** | **–** | **1 242** | **1 244** | **1 242** |
| 1 370 | 1 477 | 1 133 | 1 451 | 1 005 | 1 288 | 1 162 | 1 172 | – | 1 424 | 2 711 | 1 522 |

## CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

| Figures in million | Quarter ended 30 June 2014 (Unaudited) | Quarter ended 31 March 2014 (Unaudited) | Quarter ended 30 June 2013 (Unaudited) (Restated)* | Year ended 30 June 2014 (Unaudited) | Year ended 30 June 2013 (Audited) (Restated)* |
|---|---|---|---|---|---|
| Continuing operations | | | | | |
| Revenue | 358 | 354 | 369 | 1 515 | 1 803 |
| Cost of sales | (469) | (332) | (653) | (1 554) | (1 829) |
| Production costs | (277) | (268) | (298) | (1 148) | (1 283) |
| Amortisation and depreciation | (50) | (44) | (56) | (207) | (227) |
| Impairment of assets | (134) | (3) | (289) | (139) | (274) |
| Other items | (8) | (17) | (10) | (60) | (45) |
| **Gross (loss)/profit** | **(111)** | **22** | **(284)** | **(39)** | **(26)** |
| Corporate, administration and other expenditure | (11) | (10) | (13) | (42) | (53) |
| Social investment expenditure | (2) | (1) | (6) | (9) | (14) |
| Exploration expenditure | (11) | (8) | (23) | (44) | (76) |
| Profit on sale of property, plant and equipment | 3 | – | – | 3 | 16 |
| Other expenses (net) | (4) | (2) | (18) | (20) | (40) |
| **Operating (loss)/profit** | **(136)** | **1** | **(344)** | **(151)** | **(193)** |
| Profit from associates | (12) | 1 | – | (10) | – |
| Profit on disposal/(impairment) of investments | 1 | – | – | 1 | (10) |
| Net gain/(loss) on financial instruments | 3 | 2 | (1) | 16 | 20 |
| Investment income | 6 | 6 | 7 | 21 | 21 |
| Finance cost | (10) | (5) | (6) | (27) | (29) |
| **(Loss)/profit before taxation** | **(148)** | **5** | **(344)** | **(150)** | **(191)** |
| Taxation | 32 | (2) | (26) | 27 | (69) |
| Normal taxation | – | 2 | 8 | (2) | (31) |
| Deferred taxation | 32 | (4) | (34) | 29 | (38) |
| **Net (loss)/profit from continuing operations** | **(116)** | **3** | **(370)** | **(123)** | **(260)** |
| Discontinued operations | | | | | |
| Profit from discontinued operations | – | – | – | – | 36 |
| **Net (loss)/profit for the period** | **(116)** | **3** | **(370)** | **(123)** | **(224)** |
| *Attributable to:* | | | | | |
| Owners of the parent | (116) | 3 | (370) | (123) | (224) |
| **(Loss)/earnings per ordinary share (cents)** | | | | | |
| (Loss)/earnings from continuing operations | (27) | 1 | (86) | (28) | (60) |
| Earnings from discontinued operations | – | – | – | – | 8 |
| **Total (loss)/earnings** | **(27)** | **1** | **(86)** | **(28)** | **(52)** |
| **Diluted (loss)/earnings per ordinary share (cents)** | | | | | |
| (Loss)/earnings from continuing operations | (27) | 1 | (86) | (28) | (60) |
| Earnings from discontinued operations | – | – | – | – | 8 |
| **Total diluted (loss)/earnings** | **(27)** | **1** | **(86)** | **(28)** | **(52)** |

** The audited June 2013 annual results and unaudited June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details. The restatements to the comparative information have not been audited.*

The currency conversion average rates for the quarter ended: June 2014: US$1 = R10.51 (March 2014: US$1 = R10.83, June 2013: US$1 = R9.45). For year ended: June 2014: US$1 = R10.35 (June 2013: US$1 = R8.82).

The income statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report and adjusted for the change in accounting policy, as noted above.

## CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

| Figures in million | Quarter ended 30 June 2014 (Unaudited) | Quarter ended 31 March 2014 (Unaudited) | Quarter ended 30 June 2013 (Unaudited) (Restated)* | Year ended 30 June 2014 (Unaudited) | Year ended 30 June 2013 (Unaudited) (Restated)* |
|---|---|---|---|---|---|
| Net (loss)/profit for the period | (116) | 3 | (370) | (123) | (224) |
| Other comprehensive income/(loss) for the period, net of income tax | 59 | (39) | 3 | (13) | 83 |
| Items that may be reclassified subsequently to profit or loss: | 62 | (39) | 3 | (10) | 83 |
| Foreign exchange translation | 63 | (39) | 3 | (10) | 84 |
| Movements on investments | (1) | – | – | – | (1) |
| Items that will not be reclassified to profit or loss: | (3) | – | – | (3) | – |
| Acturial loss recognised during the year | (4) | – | – | (4) | – |
| Deferred taxation thereon | 1 | – | – | 1 | – |
| **Total comprehensive (loss)/income for the period** | **(57)** | **(36)** | **(367)** | **(136)** | **(141)** |
| *Attributable to:* | | | | | |
| Owners of the parent | (57) | (36) | (367) | (136) | (141) |

** The June 2013 annual results and June 2013 quarter results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The currency conversion average rates for the quarter ended: June 2014: US$1 = R10.51 (March 2014: US$1 = R10.83, June 2013: US$1 = R9.45). For year ended: June 2014: US$1 = R10.35 (June 2013: US$1 = R8.82).

## CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the year ended 30 June 2014 (Convenience translation) (Unaudited)

| Figures in million | Share capital | Other reserves | (Accumulated loss)/retained earnings | Total |
|---|---|---|---|---|
| Balance – 30 June 2013 as previously reported* | 2 670 | 326 | 49 | 3 045 |
| Restatement for IFRIC 20 | – | (2) | (7) | (9) |
| Restated balance – 30 June 2013 | 2 670 | 324 | 42 | 3 036 |
| Share-based payments | – | 22 | – | 22 |
| Net loss for the period | – | – | (120) | (120) |
| Other comprehensive loss for the period | – | (13) | – | (13) |
| **Balance – 30 June 2014** | **2 670** | **333** | **(78)** | **2 925** |
| Balance – 30 June 2012 as previously reported* | 2 838 | 248 | 331 | 3 417 |
| Restatement for IFRIC 20 | – | (2) | (9) | (11) |
| Restated balance – 30 June 2012 | 2 838 | 246 | 322 | 3 406 |
| Share-based payments | (1) | 27 | – | 26 |
| Net loss for the period | – | – | (235) | (235) |
| Other comprehensive income for the period | – | 74 | – | 74 |
| Share of retained earnings on acquisition of associate | – | – | 2 | 2 |
| Dividends paid | – | – | (44) | (44) |
| **Balance – 30 June 2013** | **2 837** | **347** | **45** | **3 229** |

** The June 2013 and 2012 annual results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The currency conversion closing rates for the period ended 30 June 2014: US$1 = R10.61 (June 2013: US$1 = R9.98).

**Note on convenience translations**
Except where specific statements have been extracted from 2013 Annual Financial Statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 32.

## CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

| Figures in million | At 30 June 2014 (Unaudited) | At 31 March 2014 (Unaudited) | At 30 June 2013 (Unaudited) (Restated)* |
|---|---|---|---|
| ASSETS | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 3 116 | 3 068 | 3 279 |
| Intangible assets | 84 | 208 | 220 |
| Restricted cash | 4 | 4 | 4 |
| Restricted investments | 217 | 211 | 206 |
| Deferred tax assets | 8 | 8 | 10 |
| Investments in associates | – | 12 | 11 |
| Investments in financial assets | – | – | 5 |
| Inventories | 5 | 5 | 6 |
| **Total non-current assets** | **3 434** | **3 516** | **3 741** |
| **Current assets** | | | |
| Inventories | 145 | 124 | 142 |
| Trade and other receivables | 90 | 85 | 116 |
| Income and mining taxes | 10 | 13 | 13 |
| Restricted cash | 1 | 1 | – |
| Cash and cash equivalents | 172 | 190 | 209 |
| | 418 | 413 | 480 |
| Non-current assets and assets of disposal groups classified as held for sale | – | 5 | – |
| **Total current assets** | **418** | **418** | **480** |
| **Total assets** | **3 852** | **3 934** | **4 221** |
| EQUITY AND LIABILITIES | | | |
| **Share capital and reserves** | | | |
| Share capital | 2 670 | 2 682 | 2 837 |
| Other reserves | 333 | 276 | 347 |
| (Accumulated loss)/retained earnings | (78) | 38 | 45 |
| **Total equity** | **2 925** | **2 996** | **3 229** |
| **Non-current liabilities** | | | |
| Deferred tax liabilities | 253 | 287 | 303 |
| Provision for environmental rehabilitation | 198 | 191 | 200 |
| Retirement benefit obligation | 23 | 19 | 19 |
| Other non-current liabilities | 9 | 6 | 5 |
| Borrowings | 270 | 269 | 226 |
| **Total non-current liabilities** | **753** | **772** | **753** |
| **Current liabilities** | | | |
| Borrowings | – | – | 28 |
| Trade and other payables | 174 | 166 | 211 |
| **Total current liabilities** | **174** | **166** | **239** |
| **Total equity and liabilities** | **3 852** | **3 934** | **4 221** |

** The June 2013 annual results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details.*

The balance sheet for June 2014 converted at a conversion rate of US$1 = R10.61 (March 2014: US$1 = R10.56, June 2013 : US$1 = R9.98).

# CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

| | Quarter ended | | | Year ended | |
|---|---|---|---|---|---|
| Figures in million | 30 June 2014 (Unaudited) | 31 March 2014 (Unaudited) | 30 June 2013 (Unaudited) | 30 June 2014 (Unaudited) | 30 June 2013 (Audited) |
| **Cash flow from operating activities** | | | | | |
| Cash generated by operations | 41 | 70 | 23 | 205 | 359 |
| Interest and dividends received | 4 | 3 | 5 | 13 | 16 |
| Interest paid | (3) | (4) | (4) | (12) | (14) |
| Income and mining taxes refunded/(paid) | 3 | – | (14) | – | (33) |
| **Cash generated by operating activities** | **45** | **69** | **10** | **206** | **328** |
| **Cash flow from investing activities** | | | | | |
| Increase in restricted cash | – | – | – | (1) | – |
| Increase in restricted investments | (2) | – | – | (2) | – |
| Proceeds on disposal of investments | 5 | – | – | 5 | – |
| Proceeds on disposal of investment in subsidiary | – | – | – | – | 139 |
| Purchase of investments | – | – | (1) | – | (9) |
| Other investing activities | – | – | – | (1) | (1) |
| Net additions to property, plant and equipment[1] | (65) | (55) | (99) | (244) | (414) |
| **Cash utilised by investing activities** | **(62)** | **(55)** | **(100)** | **(243)** | **(285)** |
| **Cash flow from financing activities** | | | | | |
| Borrowings raised | – | – | – | 59 | 80 |
| Borrowings repaid | – | (43) | (17) | (45) | (35) |
| Dividends paid | – | – | – | – | (50) |
| **Cash (utilised)/generated by financing activities** | – | **(43)** | **(17)** | **14** | **(5)** |
| **Foreign currency translation adjustments** | **(1)** | **(3)** | **(20)** | **(14)** | **(45)** |
| Net decrease in cash and cash equivalents | (18) | (32) | (127) | (37) | (7) |
| Cash and cash equivalents – beginning of period | 190 | 222 | 336 | 209 | 216 |
| **Cash and cash equivalents – end of period** | **172** | **190** | **209** | **172** | **209** |

[1] *The 2013 year includes capital expenditure for Wafi-Golpu and other international projects of US$52 million and the June 2013 quarter US$13 million.*

The currency conversion average rates for the quarter ended: June 2014: US$1 = R10.51 (March 2014: US$1 = R10.83, June 2013: US$1 = R9.45). For year ended: June 2014: US$1 = R10.35 (June 2013: US$1 = R8.82).

Closing balance translated at closing rates of: June 2014: US$1 = R10.61 (March 2014: US$1 = R10.56, June 2013: US$1 = R9.98).

The cash flow statement for the year ended 30 June 2013 has been extracted from the 2013 Annual Report.

# Segment report (US$/Imperial)

for the year ended 30 June 2014

| | Revenue 30 June | | Production cost* 30 June | | Production profit/(loss)* 30 June | | Mining assets* 30 June | | Capital expenditure# 30 June | | Ounces produced@ 30 June | | Tons milled@ 30 June | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2014 | 2013 | 2014 | 2013 | 2014 | 2013 | 2014 | 2013 | 2014 | 2013 | 2014 | 2013 | 2014 | 2013 |
| | US$ million | | US$ million | | US$ million | | US$ million | | US$ million | | oz | | t'000 | |
| Continuing operations | | | | | | | | | | | | | | |
| **South Africa** | | | | | | | | | | | | | | |
| **Underground** | | | | | | | | | | | | | | |
| Kusasalethu | 189 | 137 | 169 | 168 | 20 | (31) | 341 | 344 | 49 | 48 | 150 916 | 88 093 | 1 260 | 784 |
| Doornkop | 109 | 183 | 106 | 118 | 3 | 65 | 319 | 338 | 23 | 32 | 83 687 | 116 738 | 812 | 1 112 |
| Phakisa | 124 | 125 | 103 | 111 | 21 | 14 | 433 | 455 | 35 | 38 | 95 680 | 78 255 | 636 | 565 |
| Tshepong | 176 | 214 | 132 | 162 | 44 | 52 | 372 | 388 | 29 | 35 | 135 772 | 133 554 | 1 044 | 1 147 |
| Masimong | 113 | 186 | 95 | 110 | 18 | 76 | 100 | 99 | 16 | 19 | 87 385 | 116 256 | 739 | 958 |
| Target 1 | 188 | 203 | 101 | 106 | 87 | 97 | 261 | 271 | 28 | 38 | 144 453 | 127 542 | 851 | 790 |
| Bambanani (a) | 124 | 106 | 66 | 67 | 58 | 39 | 79 | 88 | 12 | 14 | 95 424 | 66 970 | 263 | 231 |
| Joel | 96 | 165 | 64 | 74 | 32 | 91 | 42 | 29 | 14 | 18 | 75 072 | 103 782 | 604 | 674 |
| Unisel | 77 | 93 | 58 | 64 | 19 | 29 | 63 | 66 | 8 | 9 | 59 093 | 58 289 | 450 | 492 |
| Target 3 | 59 | 84 | 54 | 58 | 5 | 26 | 51 | 46 | 13 | 16 | 45 429 | 52 277 | 331 | 355 |
| **Surface** | | | | | | | | | | | | | | |
| All other surface operations | 122 | 172 | 95 | 115 | 27 | 57 | 45 | 25 | 4 | 28 | 93 236 | 110 534 | 11 516 | 11 118 |
| **Total South Africa** | **1 377** | **1 668** | **1 043** | **1 153** | **334** | **515** | **2 106** | **2 149** | **231** | **295** | **1 066 147** | **1 052 290** | **18 506** | **18 226** |
| **International** | | | | | | | | | | | | | | |
| Hidden Valley | 138 | 135 | 105 | 130 | 33 | 5 | 340 | 387 | 12 | 57 | 105 840 | 85 007 | 2 207 | 2 033 |
| **Total international** | **138** | **135** | **105** | **130** | **33** | **5** | **340** | **387** | **12** | **57** | **105 840** | **85 007** | **2 207** | **2 033** |
| **Total continuing operations** | **1 515** | **1 803** | **1 148** | **1 283** | **367** | **520** | **2 446** | **2 536** | **243** | **352** | **1 171 987** | **1 137 297** | **20 713** | **20 259** |
| Discontinued operations | | | | | | | | | | | | | | |
| Evander | – | 102 | – | 63 | – | 39 | – | – | – | 16 | – | 62 855 | – | 430 |
| **Total discontinued operations** | **–** | **102** | **–** | **63** | **–** | **–** | **–** | **–** | **–** | **16** | **–** | **62 855** | **–** | **430** |
| **Total operations** | **1 515** | **1 905** | **1 148** | **1 346** | **367** | **559** | **2 446** | **2 536** | **243** | **368** | **1 171 987** | **1 200 152** | **20 713** | **20 689** |

* *The June 2013 results have been restated due to a change in accounting policy. Refer to note 2 of the Rand financial statements for details. The restatements to the comparative information have not been audited.*
\# *Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$1 million (2013: US$61 million).*
(a) *Includes Steyn 2.*
@ *Production statistics are unaudited.*

The segment report for the year ended 30 June 2013 has been audited. The segment report for the year ended 30 June 2014 is unaudited.

## DEVELOPMENT RESULTS (Metric)

Quarter ending June 2014

| | Reef | Sampled | Channel | | |
|---|---|---|---|---|---|
| | Meters | Meters | Width (Cm's) | Value (g/t) | Gold (Cmg/t) |
| **Tshepong** | | | | | |
| Basal | 280 | 276 | 8.17 | 203.84 | 1 666 |
| B Reef | 37 | 38 | 54.23 | 23.11 | 1 253 |
| **All Reefs** | **316** | **314** | **13.74** | **117.55** | **1 616** |
| **Phakisa** | | | | | |
| Basal | 448 | 468 | 80.74 | 14.09 | 1 137 |
| **All Reefs** | **448** | **468** | **80.74** | **14.09** | **1 137** |
| **Total Bambanani** (Incl. Bambanani, Steyn 2) | | | | | |
| Basal | – | – | – | – | – |
| **All Reefs** | **–** | **–** | **–** | **–** | **–** |
| **Doornkop** | | | | | |
| South Reef | 517 | 510 | 45.00 | 15.79 | 711 |
| **All Reefs** | **517** | **510** | **45.00** | **15.79** | **711** |
| **Kusasalethu** | | | | | |
| VCR Reef | 535 | 486 | 107.00 | 8.34 | 892 |
| **All Reefs** | **535** | **486** | **107.00** | **8.34** | **892** |
| **Total Target** (incl. Target 1 & Target 3) | | | | | |
| Elsburg | 63 | 68 | 116.00 | 6.47 | 750 |
| Basal | 96 | 64 | 9.00 | 16.80 | 151 |
| A Reef | 47 | 8 | 74.00 | 19.53 | 1 445 |
| B Reef | 217 | 192 | 140.00 | 8.03 | 1 124 |
| **All Reefs** | **423** | **332** | **108.24** | **8.02** | **868** |
| **Masimong 5** | | | | | |
| Basal | 489 | 402 | 41.74 | 20.95 | 874 |
| B Reef | 260 | 306 | 58.23 | 9.45 | 550 |
| **All Reefs** | **749** | **708** | **48.86** | **15.02** | **734** |
| **Unisel** | | | | | |
| Basal | 223 | 198 | 128.81 | 12.17 | 1 567 |
| Leader | 524 | 436 | 221.62 | 4.46 | 987 |
| **All Reefs** | **747** | **634** | **192.64** | **6.07** | **1 169** |
| **Joel** | | | | | |
| Beatrix | 219 | 174 | 75.00 | 15.51 | 1 163 |
| **All Reefs** | **219** | **174** | **75.00** | **15.51** | **1 163** |
| **Total Harmony** | | | | | |
| Basal | 1 535 | 1 408 | 58.88 | 20.07 | 1 181 |
| Beatrix | 219 | 174 | 75.00 | 15.51 | 1 163 |
| Leader | 524 | 436 | 221.62 | 4.46 | 987 |
| B Reef | 514 | 536 | 87.23 | 9.23 | 806 |
| A Reef | 47 | 8 | 74.00 | 19.53 | 1 445 |
| Elsburg | 63 | 68 | 116.00 | 6.47 | 750 |
| South Reef | 517 | 510 | 45.00 | 15.79 | 711 |
| VCR | 535 | 486 | 107.00 | 8.34 | 892 |
| **All Reefs** | **3 955** | **3 626** | **89.01** | **11.11** | **989** |

## DEVELOPMENT RESULTS (Imperial)

Quarter ending June 2014

| | Reef | Sampled | Channel | | |
|---|---|---|---|---|---|
| | Feet | Feet | Width (Inch's) | Value (oz/t) | Gold (In.oz/t) |
| **Tshepong** | | | | | |
| Basal | 917 | 906 | 3.00 | 6.38 | 19 |
| B Reef | 121 | 125 | 21.00 | 0.69 | 14 |
| **All Reefs** | **1 038** | **1 030** | **5.00** | **3.71** | **19** |
| **Phakisa** | | | | | |
| Basal | 1 471 | 1 535 | 32.00 | 0.41 | 13 |
| **All Reefs** | **1 471** | **1 535** | **32.00** | **0.41** | **13** |
| **Total Bambanani** (Incl. Bambanani, Steyn 2) | | | | | |
| Basal | – | – | – | – | – |
| **All Reefs** | **–** | **–** | **–** | **–** | **–** |
| **Doornkop** | | | | | |
| South Reef | 1 696 | 1 673 | 18.00 | 0.45 | 8 |
| **All Reefs** | **1 696** | **1 673** | **18.00** | **0.45** | **8** |
| **Kusasalethu** | | | | | |
| VCR Reef | 1 756 | 1 594 | 42.00 | 0.24 | 10 |
| **All Reefs** | **1 756** | **1 594** | **42.00** | **0.24** | **10** |
| **Total Target** (incl. Target 1 & Target 3) | | | | | |
| Elsburg | 207 | 223 | 46.00 | 0.19 | 9 |
| Basal | 314 | 210 | 4.00 | 0.44 | 2 |
| A Reef | 155 | 26 | 29.00 | 0.57 | 17 |
| B Reef | 713 | 630 | 55.00 | 0.23 | 13 |
| **All Reefs** | **1 388** | **1 089** | **43.00** | **0.23** | **10** |
| **Masimong 5** | | | | | |
| Basal | 1 604 | 1 319 | 16.00 | 0.63 | 10 |
| B Reef | 853 | 1 004 | 23.00 | 0.27 | 6 |
| **All Reefs** | **2 458** | **2 323** | **19.00** | **0.44** | **8** |
| **Unisel** | | | | | |
| Basal | 730 | 650 | 51.00 | 0.35 | 18 |
| Leader | 1 720 | 1 430 | 87.00 | 0.13 | 11 |
| **All Reefs** | **2 450** | **2 080** | **76.00** | **0.18** | **13** |
| **Joel** | | | | | |
| Beatrix | 718 | 571 | 30.00 | 0.45 | 13 |
| **All Reefs** | **718** | **571** | **30.00** | **0.45** | **13** |
| **Total Harmony** | | | | | |
| Basal | 5 036 | 4 619 | 23.00 | 0.59 | 14 |
| Beatrix | 718 | 571 | 30.00 | 0.45 | 13 |
| Leader | 1 720 | 1 430 | 87.00 | 0.13 | 11 |
| B Reef | 1 687 | 1 759 | 34.00 | 0.27 | 9 |
| A Reef | 155 | 26 | 29.00 | 0.57 | 17 |
| Elsburg | 207 | 223 | 46.00 | 0.19 | 9 |
| South Reef | 1 696 | 1 673 | 18.00 | 0.45 | 8 |
| VCR | 1 756 | 1 594 | 42.00 | 0.24 | 10 |
| **All Reefs** | **12 975** | **11 896** | **35.00** | **0.32** | **11** |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director